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As filed with the Securities and Exchange Commission on August 5, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Aventine Renewable Energy Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	001-32922 (Primary Standard Industrial Classification Code Number)	05-0569368 (I.R.S. Employer Identification Number)
120 North Parkway Pekin, Illinois 61554 Telephone: (309) 347-9200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Lynn K. Landman, Esq.
Vice President and General Counsel
120 North Parkway
Pekin, Illinois 61554
Telephone: (309) 347-9200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:
John H. Butler, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

          Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered(1)	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common Stock, par value $0.001 per share	1,000,000	N/A	$9,326,401(2)	$366.53(3)

(1)
This Registration Statement relates to securities of the registrant issuable to Nebraska Energy Cooperative, Inc., a Nebraska cooperative corporation ("NEC"), in the proposed transaction to acquire NEC's 21.58% membership interest in Nebraska Energy, L.L.C., a Kansas limited liability company ("NELLC") by the registrant, Aventine Renewable Energy Holdings, Inc., a Delaware corporation ("Aventine").

(2)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f) under the Securities Act. In accordance with Rule 457(f)(2) under the Securities Act, the proposed aggregate offering price of the registrant's common stock was calculated based upon the book value of NEC's 21.58% membership interest in NELLC as of June 30, 2008, the latest practicable date prior to the date of filing of this Registration Statement.

(3)
Calculated in accordance with Rule 457(f) under the Securities Act.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the offer and sale of these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

(SUBJECT TO COMPLETION DATED            , 2008)

PROSPECTUS

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.

OFFER OF
1,000,000 SHARES OF COMMON STOCK

        We are offering 1,000,000 shares of our common stock (the "Aventine shares"), par value $0.001, to Nebraska Energy Cooperative, Inc., a Nebraska cooperative corporation ("NEC"), pursuant to a purchase agreement dated as of July 31, 2008, between Aventine and NEC (the "purchase agreement") in exchange for all of NEC's membership interests in Nebraska Energy L.L.C. ("NELLC"). Pursuant to a plan of dissolution to be voted on by the stockholders of NEC (as described below), NEC intends to distribute all of the Aventine shares received by NEC to the NEC stockholders less the amount of Aventine shares to be liquidated by NEC that is necessary to wind up the affairs of NEC pursuant to a plan of dissolution (as described below).

        In addition, this document contains information regarding the NEC special meeting of stockholders at which NEC stockholders will consider and vote on the proposal to approve the sale and transfer by NEC of its 21.58% membership interest in NELLC and the proposal to dissolve NEC after completion of the transaction contemplated by the purchase agreement in accordance with a plan of dissolution. As soon as practicable following receipt of the Aventine shares that represent the proceeds from the sale of its membership interests in NELLC, NEC has informed Aventine that NEC will:

  (1)
  Liquidate enough Aventine shares to generate $200,000.00 to establish funds available for the winding up of the affairs of NEC, including, but not limited to, the payment of cash patronage for the 2007 fiscal year, the payment of any federal state or local taxes, liabilities and professional fees associated with the winding up of the affairs of NEC;

  (2)
  Transfer the balance of the remaining Aventine shares received by NEC as consideration for the sale of its membership interests in NELLC on a pro-rata basis to each stockholder of NEC based upon the percentage of each respective stockholder's capital stock and member's capital credits as it relates to the total of all stockholders' capital stock and members' capital credits in NEC reflected on the books of NEC as of August 1, 2008; and

  (3)
  To the extent any cash assets remain after the payment of all costs of winding up the affairs of NEC, the funds remaining will be distributed among NEC's stockholder patrons by means of patronage allocations and/or return to the stockholders of their capital stock and member's capital credits as reflected on the books of NEC as of August 1, 2008.

        NEC has informed Aventine that following the winding up of the affairs of NEC, articles of dissolution will be filed with the Nebraska Secretary of State concluding the corporate existence of NEC.

        This prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-            ) filed by Aventine with the Securities and Exchange Commission. It constitutes a prospectus of Aventine under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the Aventine shares to be issued to NEC pursuant to the purchase agreement.

        Investing in Aventine shares involves risks. See "Risk Factors" beginning on page 11 of this prospectus for a discussion of matters that should be considered in connection with this offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Aventine common stock to be issued under this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this prospectus is                        , 2008

i

 SUMMARY

        This summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand the transaction fully and for a more complete description of the legal terms of the transaction, you should carefully read this entire prospectus and the other documents to which we refer you to, including, in particular, the purchase agreement that is attached to this prospectus as Annex A. See also "Where You Can Find More Information" on page 44. All information in this prospectus regarding NEC has been provided by NEC and Aventine has not independently verified its accuracy or completeness.

The Companies

Aventine Renewable Energy Holdings, Inc.
120 North Parkway, P.O. Box 1800
Pekin, Illinois 61555-1800
Telephone: (309) 347-9709

        Aventine is a leading producer, marketer and end-to-end distributor of ethanol to many leading energy companies in the U.S. Aventine is also a marketer and distributor of biodiesel. In addition to ethanol, Aventine also produces distillers grains, corn gluten feed, corn gluten meal, corn germ and brewers' yeast. Aventine's common stock trades on the New York Stock Exchange ("NYSE") under the symbol "AVR".

Nebraska Energy Cooperative, Inc.
P.O. Box 209
Aurora, Nebraska 68818
Telephone: (402) 694-2106

        NEC is a Nebraska cooperative corporation comprised of over 200 corn producers. The principal asset of NEC is a 21.58% membership interest in NELLC.

Nebraska Energy, L.L.C.
1205 S O Road
Aurora, Nebraska 68818
Telephone: (402) 694-3635

        NELLC owns and operates a natural gas-fired corn dry mill ethanol plant in Aurora, Nebraska. Aventine indirectly owns a 78.42% interest in NELLC through its wholly-owned subsidiary, Aventine Renewable Energy, LLC, a Delaware limited liability company ("ARE"), and the remaining 21.58% of NELLC is owned by NEC.

The Transaction (see page 24)

        Aventine has entered into a purchase agreement dated July 31, 2008, referred to herein as the "purchase agreement," with NEC. Pursuant to the purchase agreement, NEC will sell and transfer its 21.58% membership interest in NELLC to Aventine, and as a result Aventine will become the sole owner of 100% of NELLC. In exchange for NEC's 21.58% membership interest, NEC will receive 1,000,000 shares of the common stock, par value $0.001 per share, of Aventine.

Interests of Certain Persons in the Transaction (see page 37)

        Aventine currently owns 78.42% of the membership interest in NELLC on an indirect basis and, among other commercial relationships, markets all of the ethanol produced by NELLC. Some of Aventine's officers are also officers of NELLC, including Daniel R. Trunfio, Jr. (President), William J. Brennan (Vice President—Finance) and Lynn K. Landman, Esq. (Secretary). Aventine's officers and directors own Aventine common stock and have been granted certain equity-based incentive awards, none of which will vest or be adjusted or otherwise changed as a result of the transaction. Except for the interest inherent in the ownership of Aventine common stock and these equity awards, Aventine's officers and directors do not have any material interests that arise as a result of the transaction.

Comparison of Rights of Aventine Stockholders and NEC Stockholders (see page 38)

        The rights of Aventine stockholders, which are currently governed by Aventine's certificate of incorporation and Aventine's bylaws, will not be affected by the transaction. NEC stockholders, whose rights are currently governed by NEC's articles of incorporation and bylaws, will become stockholders of Aventine and their rights as such will be governed by the Aventine certificate of incorporation and the Aventine bylaws. NEC stockholders are not selling their interests in NEC in the transaction, and until the liquidation and dissolution of NEC is complete, NEC stockholders' rights as such will continue to be governed by NEC's articles of incorporation and bylaws.

The Special Meeting

        NEC will be providing its stockholders with an information statement with respect to the vote on (i) the proposal to approve the sale and transfer of NEC's 21.58% membership interest in NELLC to Aventine pursuant to the purchase agreement, (ii) the proposal to dissolve NEC after completion of the transaction contemplated by the purchase agreement in accordance with the plan of dissolution and (iii) to transact such other business as may properly come before the meeting.

Conditions to the Completion of the Transaction (see page 28)

        Aventine and NEC are obligated to complete the transaction only if certain conditions to closing are satisfied, including the following:

  •
  no threatened, instituted or pending action or proceeding by any person before any government authority exists that seeks to prohibit the consummation of the transaction;

  •
  the affirmative approval of two-thirds majority of NEC's stockholders at a special meeting called for the purpose of approving the purchase agreement and the plan of dissolution has been obtained; and

  •
  the registration statement relating to the issuance of Aventine common stock in the transaction, of which this prospectus forms a part, has been declared effective and no stop order suspending the effectiveness of the registration statement is in effect, and no proceeding for that purpose is pending before or threatened by the SEC.

Termination of the Purchase Agreement (see page 28)

        The purchase agreement may be terminated:

  •
  by either Aventine or NEC, if:

  •
  any applicable law or a final nonappealable enjoinment prohibits consummation of the transaction; or

  •
  the number of NEC stockholders required to approve the transaction do not approve the sale and transfer of its 21.58% membership interest in NELLC to Aventine; or

  •
  by Aventine if the transaction is not consummated on or before September 30, 2008; provided that this right to terminate will not be available to Aventine if a breach of the purchase agreement by Aventine caused such delay.

Regulatory Matters (see page 27)

        Subject to the terms and conditions of the purchase agreement, Aventine and NEC have agreed to use their respective reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the transaction contemplated by the purchase agreement. Aventine and NEC have determined that no federal or state governmental agency approval is required in connection with the transaction contemplated by the purchase agreement.

Accounting Treatment (see page 26)

        Aventine will account for the transaction under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations."

Fees and Expenses

        Aventine and NEC will each pay its own fees and expenses in connection with the transaction. Aventine has agreed to pay any transfer fees borne by NEC with respect to the transfer of Aventine shares in an amount not to exceed $5,000.

 COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        Aventine common stock is listed for trading on the NYSE under the trading symbol "AVR". The following table sets forth, for the periods indicated, the high and low sales prices per share of Aventine common stock as reported by the NYSE Composite Transaction Tape. Aventine did not declare any dividends on its common stock for the periods indicated. For current price information, NEC stockholders are urged to consult publicly available sources.

Aventine Common Stock Calendar Period	High	Low
2008
Third Quarter*	$7.86	$4.27
Second Quarter	6.05	3.75
First Quarter	13.08	4.71
2007
Fourth Quarter	13.27	7.81
Third Quarter	18.34	10.14
Second Quarter	20.68	13.97
First Quarter	23.07	14.78
2006
Fourth Quarter	25.58	19.51
Third Quarter**	40.28	19.45

    *
    Through August 4, 2008.

    **
    Aventine commenced trading on the NYSE on June 29, 2006. Prior to such date, no public trading market existed for Aventine common stock.

        The following table sets forth the high, low and closing prices per share of Aventine common stock as reported by the NYSE Composite Transaction Tape on July 30, 2008, the last full trading day prior to the public announcement of the transaction, and August 4, 2008, the latest practicable date prior to the date of this prospectus.

	Aventine Common Stock
	High	Low	Close
July 30, 2008	$6.85	$6.52	$6.81
August 4, 2008	$6.74	$5.89	$6.27

        Stockholders of NEC are urged to obtain current market quotations for shares of Aventine common stock prior to making any decision with respect to the approval of the sale and transfer of NEC's 21.58% membership interest in NELLC in exchange for the shares of Aventine common stock pursuant to the purchase agreement. No assurance can be given as to the market prices of Aventine common stock at the closing of the transaction. As of the date of this prospectus, Aventine does not anticipate declaring any dividends in the near term. The declaration and amount of future dividends, if any, will be determined by Aventine's board of directors and will depend on its financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors its board of directors deems relevant.

Comparative Per Share Information

        NEC is a privately-held company and no public market exists for its common stock. NEC has not paid any cash dividends to its stockholders.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF AVENTINE

        The balance sheet data presented below as of March 31, 2008 and the statement of operation data for the three months then ended are derived from Aventine's unaudited quarterly financial statements included in its most recent Form 10-Q filed with the SEC and incorporated by reference herein.

        The balance sheet data presented below as of December 31, 2007 and 2006 and the statement of operations data presented below for each of the years in the three-year period ended December 31, 2007, are derived from Aventine's audited Consolidated Financial Statements included in its most recent Form 10-K filed with the SEC and incorporated by reference herein.

        The other balance sheet data and statement of operations data for the year ended December 31, 2004 and for the seven months ended December 31, 2003 presented below and the other statement of operations data for the five months ended May 30, 2003 presented below, is derived from Aventine's previously audited Consolidated Financial Statements included in Aventine's S-1 registration statement, which is not presented herein. The other balance sheet data for the five months ended May 30, 2003 presented below is derived from the predecessor's unaudited consolidated financial statements.

        The historical condensed financial information below should be read in conjunction with these respective filings with the SEC.

	Period from January 1 to March 31, 2008	Year Ended December 31,				Period from May 31 to December 31, 2003	Period from January 1 to May 30, 2003
Statement of Operations Data		2007	2006	2005	2004
							Predecessor Historical (1)
(in thousands, except per share amounts)
Net sales	$509,948	$1,571,607	$1,592,420	$935,468	$858,876	$404,389	$271,379
Cost of goods sold	485,865	1,497,807	1,460,806	848,053	793,070	375,042	270,242

Gross profit	24,083	73,800	131,614	87,415	65,806	29,347	1,137
Selling, general and administrative expenses	8,869	36,367	28,328	22,500	16,236	6,986	6,278
Loss related to auction rate securities	23,125	—	—	—	—	—	—
Other expense (income)	(777)	(1,113)	(3,389)	(989)	(3,196)	(161)	210

Operating income (loss)	(7,134)	38,546	106,675	65,904	52,766	22,522	(5,351)
Other income (expense):
Interest expense	2,239	(16,240)	(9,348)	(16,510)	(2,035)	(419)	(4,226)
Interest income	(2,391)	12,432	4,771	2,218	19	4	3
Loss on early extinguishment of debt	—	—	(14,598)	—	—	—	—
Other non-operating income (expense)	1,868	(78)	3,654	1,781	(924)	(2,560)	1,024
Minority interest	191	(1,338)	(4,568)	(2,404)	(2,148)	(1,025)	378

Income (loss) before income taxes	(5,227)	33,322	86,586	50,989	47,678	18,522	(8,172)
Income tax expense (benefit)	5,568	(477)	31,685	18,807	18,433	7,473	(3,269)

Net income (loss)	$(10,795)	$33,799	$54,901	$32,182	$29,245	$11,049	$(4,903)

	Period from January 1 to March 31, 2008	Year Ended December 31,				Period from May 31 to December 31, 2003	Period from January 1 to May 30, 2003
		2007	2006	2005	2004
	(unaudited)
Income (loss) per common share-basic(4)	$(0.26)	$0.81	$1.43	$0.93	$0.84	$0.32	$(0.14)
Basic weighted-average common shares	41,838	41,886	38,411	34,686	34,684	34,643	34,643
Income (loss) per common share-diluted	$(0.26)	$0.80	$1.39	$0.89	$0.82	$0.32	$(0.14)
Diluted weighted-average common and common equivalent shares	41,866	42,351	39,639	36,052	35,768	34,643	34,643
Other Data (unaudited):
(In thousands, except per bushel and per gallon amounts)
Gallons sold	211,242	690,171	695,784	529,836	505,251	271,344	n/a
EBITDA(3)	$21,381	$49,708	$109,475	$67,555	$51,281	$19,718	n/a
Capital expenditures	$59,946	$235,211	$76,499	$20,675	$4,653	$2,952	n/a
Average price per gallon of ethanol sold	$2.21	$2.08	$2.18	$1.63	$1.55	$1.21	n/a
Average price of corn per bushel	$4.50	$3.76	$2.41	$2.08	$2.68	$2.42	n/a
Balance Sheet Data:
(in thousands, at period end)	(unaudited )						(unaudited )
Total assets	$775,389	$762,185	$408,136	$221,977	$163,598	$106,449	$89,805
Total debt(2)	$300,000	$300,000	—	$161,514	$172,791	$3,922	$152,759
Stockholders' equity (deficit)	$336,387	$343,871	$304,163	$(20,654)	$(56,581)	$(53,785)	n/a

(1)
The financial statements for the period from January 1, 2003 to May 30, 2003 were prepared using the historical basis of accounting applied by the subsidiary of The Williams Companies, Inc. which owned and operated Aventine's business prior to May 30, 2003. These financial statements are designated as "predecessor" because they are not comparable to Aventine's operating and cash flow results subsequent to that date.

(2)
Total debt includes amounts outstanding under Aventine's revolving credit agreement and, in 2008 and 2007, Aventine's 10% fixed-rate unsecured notes; in 2005 and 2004, Aventine's previous outstanding senior, secured floating rate notes; and in periods prior to May 31, 2003, intercompany debt on Aventine's predecessors business was financed by its parent.

(3)
EBITDA is defined as earnings before interest expense, interest income, income tax expense, depreciation, loss related to auction rate securities and loss on the early extinguishment of debt. EBITDA is not a measure of financial performance under accounting principles generally accepted in the U.S. and should not be considered an alternative to net earnings or any other measure of performance under accounting principles generally accepted in the U.S. or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Aventine's results as reported under generally accepted accounting principles. Some of the limitations of EBITDA are:
•
EBITDA does not reflect Aventine's cash used for capital expenditures;

•
Although depreciation is a non-cash charge, the assets being depreciated often will have to be replaced and EBITDA does not reflect the cash requirements for such replacements;

•
EBITDA does not reflect changes in, or cash requirements for, Aventine's working capital requirements;

•
EBITDA does not reflect the cash necessary to make payments of interest or principal on Aventine's indebtedness; and

•
EBITDA includes non recurring payments to Aventine which are reflected in other income.

(4)
Income (loss) per common share of Aventine's predecessor is based upon the weighted-average number of shares of common stock outstanding at the inception of Aventine.

        The following table reconciles Aventine's EBITDA to net income for each period presented:

		For the Years Ended December 31,				Period from May 31 to December 31, 2003
	January 1st– March 31st, 2008
(In thousands)		2007	2006	2005	2004
Net income	$(10,795)	$33,799	$54,901	$32,182	$29,245	$11,049
Depreciation	3,331	12,578	3,714	2,274	1,587	781
Interest expense	2,391	16,240	9,348	16,510	2,035	419
Loss related to auction rate securities	23,125	—	—	—	—	—
Loss on early extinguishment of debt	—	—	14,598	—	—	—
Interest income	(2,239)	(12,432)	(4,771)	(2,218)	(19)	(4)
Income tax expense/(benefit)	5,568	(477)	31,685	18,807	18,433	7,473

Earnings before interest, taxes, depreciation and amortization	$21,381	$49,708	$109,475	$67,555	$51,281	$19,718

        Aventine has included EBITDA primarily as a performance measure because management uses it as a key measure of Aventine's performance and ability to generate cash necessary to meet its future requirements for debt service, capital expenditures, working capital and taxes.

 FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "may," "can," "believe," "expect," "project," "intend," "likely," similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following:

  •
  Aventine's and NEC's ability to complete the transaction;

  •
  Changes in or elimination of laws, tariffs, trade or other controls or enforcement practices such as:

  •
  National, state or local energy policy; and

  •
  Federal ethanol and biodiesel tax incentives.

  •
  Regulation currently proposed and/or under consideration which may increase the existing renewable fuel standard and other legislation mandating the use of ethanol or biodiesel;

  •
  State and federal regulation restricting or banning the use of Methyl Tertiary Butyl Ether;

  •
  Environmental laws and regulations applicable to Aventine's operations and the enforcement thereof;

  •
  Changes in weather and general economic conditions;

  •
  Overcapacity within the ethanol, biodiesel and petroleum refining industries;

  •
  Total Untied States consumption of gasoline;

  •
  Availability and costs of products and raw materials, particularly corn, coal and natural gas;

  •
  Labor relations;

  •
  Fluctuations in petroleum prices;

  •
  The impact on margins from a change in the relationship between prices received from the sale of co-products and the price paid for corn;

  •
  Aventine's or its employees' failure to comply with applicable laws and regulations;

  •
  Aventine's ability to generate free cash flow to invest in its business and service any indebtedness;

  •
  Limitations and restrictions contained in the instruments and agreements governing Aventine's indebtedness;

  •
  Aventine's ability to raise additional capital and secure additional financing, and its ability to service such debt, if obtained;

  •
  Aventine's ability to retain key employees;

  •
  Liability resulting from actual or potential future litigation;

  •
  Competition;

  •
  Plant shutdowns or disruptions at Aventine's plant or plants;

  •
  Availability of rail cars and barges;

  •
  Potential decreases in marking alliance volumes resulting from the acquisition of marketing alliance partners with Aventine's competitors, the reduction of production capacity or abandonment of announced projects by marketing alliance partners for economic reasons, the creation of similar marketing alliances by Aventine's competitors and other failures to renew marketing alliance contracts;

  •
  Aventine's ability to receive and/or renew permits to construct and/or commence operations of Aventine's proposed capacity additions in a timely matter, or at all;

  •
  Fluctuations in earnings resulting form increase or decrease in the value of ethanol or biodiesel inventory; and

  •
  Other factors described elsewhere in this prospectus.

        All subsequent written and oral forward-looking statements concerning the acquisition or other matters addressed in this prospectus and attributable to Aventine, NELLC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Forward-looking statements speak only as of the date of this prospectus. Aventine and NELLC undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so by securities laws.

 RISK FACTORS

        You should carefully consider the risk factors set forth below. The risks described below are not the only risks facing Aventine. Additional risks and uncertainties not currently known to Aventine or that Aventine currently deems to be immaterial may also materially and adversely affect Aventine's business operations. Any of the following risks could materially adversely affect Aventine's business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

        Aventine common shares to be received by NEC stockholders in the transaction will fluctuate in value.

        Holders of NEC common shares will receive Aventine common shares distributed pro rata based on a holder's ownership in NEC. The market price of the Aventine common shares to be issued in the transaction may change as a result of changes in the business, operations or prospects of Aventine or market assessments of the impact of the transaction. Because the market price of Aventine common shares may fluctuate, the value of the Aventine common shares to be received by NEC stockholders will depend upon the market price of the shares at the time of the transaction. There can be no assurance as to this value. For historical and current market prices of Aventine common shares, see "Comparative Per Share Market Price and Dividend Information" on page 5. On August 4, 2008, the last practicable date prior to the filing of this document, the closing sales price of Aventine common stock on the NYSE was $6.27.

        Aventine operates in a highly competitive industry with low barriers to entry. In addition, if increases in ethanol demand do not occur, or if the demand for ethanol otherwise decreases, there may be excess capacity in the ethanol industry.

        In the U.S., Aventine competes with other corn processors and refiners, including Archer-Daniels-Midland Company, VeraSun Energy Corporation, Hawkeye Holdings, Inc., Pacific Ethanol, Cargill, Inc. and A.E. Staley Manufacturing Company, a subsidiary of Tate & Lyle, PLC. Some of Aventine's competitors are divisions of larger enterprises and have greater financial resources than Aventine does. Although many of Aventine's competitors are larger than Aventine is, Aventine also has smaller competitors. Farm cooperatives comprised of groups of individual farmers have been able to compete successfully. As of December 2007, the top ten domestic producers accounted for approximately 54% of all production capacity, and there has been substantial consolidation activity in the industry which Aventine expects to continue. If Aventine's competitors consolidate or otherwise grow and/or Aventine is unable to similarly increase its size and scope, its business and prospects may be significantly and adversely affected.

        Aventine also faces increasing competition from international suppliers. Although there is a tariff on foreign produced ethanol that is slightly larger than the federal ethanol tax incentive, ethanol imports equivalent to up to 7% of total domestic production from certain countries were exempted from this tariff under the CBI (The Caribbean Basin Initiative) to spur economic development in Central America and the Caribbean.

        Moreover, domestic capacity has increased significantly from 1.3 billion gallons per year in 1997 to 7.5 billion gallons per year at the end of 2007. In addition, there is a significant amount of ethanol capacity currently under construction. According to the Renewable Fuels Association ("RFA"), as of December 2007, approximately 5.8 billion gallons per year of production capacity is currently under construction. Aventine believes that this capacity is being added primarily to address anticipated increases in demand. Demand for ethanol may not increase as quickly as expected or to a level that exceeds supply, or may not increase at all. If the ethanol industry has excess capacity and such excess capacity results in a fall in prices, it may have a significant adverse impact on Aventine's results of operations, cash flows and financial condition. Excess capacity may result from the increases in capacity coupled with insufficient demand. Demand could be impaired due to a number of factors, including lack of infrastructure, distribution issues, regulatory developments and reduced U.S. gasoline consumption. Reduced gasoline consumption could occur as a result of increased gasoline or oil prices. For example, the price of oil hit $100 per barrel in December 2007. Gasoline price increases could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage. There is some evidence that this has occurred in the recent past as U.S. gasoline prices have increased. Demand for ethanol can also fall if gasoline prices decrease because ethanol is used as a potential substitute for gasoline.

        During 2007, Aventine's results of operations were negatively impacted because of the perception that the current capacity being built would outstrip demand. In addition, Aventine's top customers are oil companies which make significant profits from the sale of gasoline. As such they may oppose the discretionary blending of gasoline with ethanol in excess of that mandated by law. Aventine's competitors include plants owned by farmers who earn their livelihood through the sale of corn, and hence may not be as focused on obtaining optimal value for their produced ethanol as Aventine is.

        Aventine's business is dependent upon the availability and price of corn. Significant disruptions in the supply of corn will materially affect Aventine's operating results. In addition, since Aventine generally cannot pass on increases in corn prices to its customers, continued periods of historically high corn prices will also materially adversely affect Aventine's operating results.

        The principal raw material Aventine uses to produce ethanol and ethanol by-products is corn. In 2007, Aventine purchased approximately 71.9 million bushels of corn at a cost of $270.4 million, which comprised about 68% of its total cost of production. In 2007, Aventine's average corn cost ranged from a low of $3.19 per bushel in January 2007 to a high of $4.06 per bushel in June 2007. Corn prices began to rise significantly beginning in September 2006. Aventine believes that a systemic shift has occurred in the marketplace for corn, and that price of corn will remain significantly higher than the historical averages. The vast increase in U.S. ethanol capacity under construction could outpace increases in corn production, which may further increase corn prices and significantly impact Aventine's profitability.

        Changes in the price of corn have had an impact on Aventine's business. In general, higher corn prices produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true when market conditions do not allow Aventine to pass along increased corn costs to its customers. At certain levels, corn prices may make ethanol uneconomical to use in markets and volumes above the requirements set forth in the renewable fuels standard or for which ethanol is used as an oxygenate in order to meet federal and state fuel emission standards.

        The price of corn is influenced by general economic, market and regulatory factors. These factors include weather conditions, farmer planting decisions, government policies and subsidies with respect to agriculture and international trade and global demand and supply. The significance and relative impact of these factors on the price of corn is difficult to predict. Factors such as severe weather or crop disease could have an adverse impact on Aventine's business because Aventine may be unable to pass on higher corn costs to its customers. Any event that tends to negatively impact the supply of corn will tend to increase prices and potentially harm Aventine's business. The increasing ethanol capacity could boost demand for corn and result in increased prices for corn. Aventine expects the price of corn to continue to remain at levels that would be considered as historically high.

        In an attempt to partially offset the effects of fluctuations in corn costs on operating income, Aventine takes hedging positions in the corn futures markets. However, these hedging transactions also involve risk to Aventine's business. See "—Aventine may engage in hedging and derivative transactions which involve risks that can harm its business."

        The spread between ethanol and corn prices can vary significantly and Aventine's profitability from gallons produced at Aventine's facilities is dependent on this spread.

        Gross profit on gallons produced at Aventine's facilities, which accounts for the substantial majority of Aventine's operating income, is principally dependent on the spread between ethanol and corn prices. The spread between ethanol and corn prices narrowed significantly in the second half of 2007 as ethanol prices fell while, at the same time, corn prices increased. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect Aventine's financial performance. If the spread decreases below a certain level, Aventine will likely experience losses.

        Growth in the sale and distribution of ethanol is dependent on the changes in and expansion of related infrastructure, which may not occur on a timely basis, if at all, and Aventine's operations could be adversely affected by infrastructure disruptions.

        Substantial development of infrastructure by persons and entities outside Aventine's control is required for Aventine's operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to, additional rail capacity, additional storage facilities for ethanol, increases in truck fleets capable of transporting ethanol within localized markets, expansion of refining and blending facilities to handle ethanol, growth in service stations equipped to handle ethanol fuels, and growth in the fleet of flexible fuel vehicles capable of using E85 fuel. Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes in or expansion of infrastructure could hurt the demand or prices for Aventine's products, impede its delivery of products, impose additional costs on Aventine or otherwise have a material adverse effect on its business, results of operations or financial condition. Aventine's business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on its business, results of operations and financial condition.

        Fluctuations in the demand for gasoline may reduce demand for ethanol.

        Ethanol is marketed as an oxygenate to reduce vehicle emissions from gasoline, as an octane enhancer to improve the octane rating of gasoline with which it is blended and as a fuel extender. As a result, ethanol demand has historically been influenced by the supply of and demand for gasoline. If gasoline demand decreases, Aventine's results of operations and financial condition may be materially adversely affected.

        The use and demand for ethanol and its supply are highly dependent on various federal and state legislation and regulation, and any changes in legislation or regulation could cause the demand for ethanol to decline or its supply to increase, which could have a material adverse effect on Aventine's business, results of operations and financial condition.

        Various federal and state laws, regulations and programs have led to increased use of ethanol in fuel. For example, certain laws, regulations and programs provide economic incentives to ethanol producers and users. Among these regulations are (1) the renewable fuels standard, which requires an increasing amount of renewable fuels to be used in the U.S. each year, (2) the Volumetric Ethanol Excise Tax Credit ("VEETC"), which currently provides a tax credit of 5.1 cents per gallon on 10% ethanol blends that is set to expire in 2010, (3) the small ethanol producer tax credit, for which Aventine does not qualify because of the size of its ethanol plants, and (4) the federal "farm bill," which establishes federal subsidies for agricultural commodities including corn, Aventine's primary feedstock. These laws, regulations and programs are constantly changing. The Federal and state legislators and environmental regulators could adopt or modify laws, regulations or programs that could adversely affect the use of ethanol. In addition, certain state legislatures oppose the use of ethanol because they must ship ethanol in from other corn-producing states, which could significantly increase gasoline prices in the state.

        Waivers or repeal of the RFS minimum levels of renewable fuels included in gasoline could have a material adverse effect on Aventine's results of operations.

        Shortly after passage of the Energy Independence and Security Act of 2007 in December 2007, which increased the minimum mandated required usage of ethanol, a Congressional sub-committee held hearings on the potential impact of the new RFS on commodity prices. While no action was taken by the sub-committee towards repeal of the new RFS, any attempt by Congress to re-visit, repeal or grant waivers from the new RFS could adversely affect demand for ethanol and could have a material adverse effect on our results of operations and financial condition.

        Certain countries can import ethanol into the U.S. duty free, which may undermine the ethanol industry in the U.S.

        Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax that was designed to offset the $0.51 per gallon ethanol subsidy currently available under the federal excise tax incentive program for refineries and blenders that mix ethanol with their gasoline. On December 20, 2006, the tariff on foreign produced ethanol was extended until January 1, 2009. At a certain price level, imported ethanol may become profitable for sale in the U.S. despite the tariff. This occurred in 2006, due to a spike in the ethanol prices and insufficient supply. As a result, there may effectively be a ceiling on U.S. ethanol prices. This, combined with uncertainties surrounding U.S. producers ability to meet domestic demand, resulted in significant imports of ethanol, especially from Brazil. Furthermore, East Coast facilities are better suited to bringing in product by water rather than rail (the preferred path for ethanol from the Midwest). The combination made it more economic for some buyers to import ethanol with the full import duty than to bring supplies from the Midwest. Given the increase in ethanol demand as a result of the new RFS and potential transportation bottlenecks delivering material from the Midwest, imports of ethanol could rise.

        There is a special exemption from the tariff for ethanol imported from 24 countries in Central America and the Caribbean islands which is limited to a total of 7% of U.S. production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7% limit). In addition the NAFTA (The North America Free Trade Agreement which was signed into law January 1, 1994) countries, Canada and Mexico, are exempt from duty. Imports from the exempted countries have increased in recent years and are expected to increase further as a result of new plants under development.

        Aventine may be adversely affected by environmental, health and safety laws, regulations and liabilities.

        Aventine is subject to extensive federal, state and local environmental laws, regulations and permit conditions (and interpretations thereof), including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of its employees. These laws, regulations, and permits require Aventine to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. They may also require Aventine to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

        Aventine is also subject to potential liability for the investigation and cleanup of environmental contamination at each of the properties that Aventine owns or operates and at off-site locations where Aventine arranged for the disposal of hazardous wastes. From time to time, hazardous material spills have occurred at Aventine's facilities or properties, which Aventine investigates and remediates as necessary. Also, soil and groundwater contamination has been identified in the past at Aventine's Pekin, Illinois campus. If significant contamination is identified at Aventine's properties in the future, costs to investigate and remediate this contamination as well as any costs to investigate or remediate associated natural resource damages could be significant. If any of these sites are subject to investigation and/or remediation requirements, Aventine may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. Aventine may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties. Aventine has not accrued any amounts for environmental matters as of March 31, 2008. The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could adversely impact Aventine's results of operation or financial condition.

        In addition, the hazards and risks associated with producing and transporting Aventine's products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in spills or releases of hazardous substances, and may result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damages to natural resources. Aventine maintains insurance coverage against some, but not all, potential losses caused by its operations. Aventine's coverage includes, but is not limited to, physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. Aventine does not carry environmental insurance. Aventine believes that its insurance is adequate for its industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to Aventine's property, natural resources or third parties that is not covered by insurance could have a material adverse impact on Aventine's results of operations and financial condition.

        Aventine's air emissions are subject to the federal Clean Air Act, as amended, and similar state laws which generally require Aventine to obtain and maintain air emission permits for its ongoing operations as well as for any expansion of existing facilities or any new facilities. Obtaining and maintaining those permits requires Aventine to incur costs, and any future more stringent standards may result in increased costs and may limit or interfere with Aventine's operating flexibility. These costs could have a material adverse effect on Aventine's financial condition and results of operations. Because other ethanol manufacturers in the U.S. are and will continue to be subject to similar laws and restrictions, Aventine does not currently believe that its costs to comply with current or future environmental laws and regulations will adversely affect its competitive position with other U.S. ethanol producers. However, because ethanol is produced and traded internationally, these costs could adversely affect Aventine in its efforts to compete with foreign producers not subject to such stringent requirements.

        Federal and state environmental authorities have been investigating alleged excess volatile organic compound ("VOC") emissions and other air emissions from many U.S. ethanol plants, including Aventine's Illinois and Nebraska facilities. The matter relating to Aventine's Illinois wet mill facility is still pending, and Aventine could be required to install costly additional air pollution control equipment or take other measures to control air pollutant emissions at that facility. In addition, if the authorities determine Aventine's emissions were in violation of applicable law, Aventine would likely be required to pay fines that could be material. In February 2008, Aventine received an indemnification payment from the former owner of its Nebraska facility relating to the cost of installing environmental controls at that facility in connection with an April 2005 consent decree with state authorities.

        Aventine has made, and expects to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits. In 2007, Aventine spent approximately $5.8 million on these types of matters. Aventine expects to have to eventually make significant capital expenditures to comply with the U.S. Environmental Protection Agency, or EPA, final National Emissions Standard for Hazardous Air Pollutants, or NESHAP, under the federal Clean Air Act for industrial, commercial and institutional boilers and process heaters. This NESHAP was issued but subsequently vacated. The vacated version of the rule required Aventine to implement maximum achievable control technology at Aventine's Illinois wet mill facility to reduce hazardous air pollutant emissions from certain of its boilers and process heaters. Aventine expects the EPA will revise the rule to impose more stringent requirements than were contained in the vacated version. In the absence of a final EPA NESHAP for industrial, commercial and institutional boilers and process heaters, Aventine is working with state authorities to determine what technology will be required at its Illinois wet mill facility and when such technology must be installed. Aventine currently cannot estimate the amount that will be needed to comply with any future federal or state technology requirement regarding air emissions from boilers and process heaters.

        Aventine currently generates revenue from the sale of carbon dioxide, which is a co-product of the ethanol production process at each of its facilities. New laws or regulations relating to the production, disposal or emissions of carbon dioxide may require Aventine to incur significant additional costs and may also adversely affect Aventine's ability to continue generating revenue from carbon dioxide sales. In particular, Illinois and five other Midwestern States have recently entered into the Midwestern Greenhouse Gas Reduction Accord, which program directs participating states to develop a multi-sector cap-and-trade mechanism to help achieve reductions in greenhouse gases, including carbon dioxide. It is possible this program could require carbon dioxide emissions reductions from Aventine's Pekin, Illinois plants, which could result in significant costs. In addition, it is possible that other states in which Aventine conducts or plans to conduct business, including Nebraska and Indiana, could join this accord or that federal, state or local regulators could require other costly carbon dioxide emissions reductions or offsets.

        Aventine may engage in hedging or derivative transactions which involve risks that can harm its business.

        In an attempt to minimize the effects of the volatility of the price of corn, natural gas, electricity and ethanol ("commodities"), Aventine may take hedging positions in the commodities. Hedging arrangements also expose Aventine to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of the commodities. Although Aventine attempts to link its hedging activities to sales plans and pricing activities, occasionally such hedging activities can themselves result in losses. There can be no assurance that such losses will not occur. Alternatively, Aventine may choose not to engage in hedging transactions in the future. As a result, Aventine's results of operations may be adversely affected during periods in which corn and/or natural gas prices increase.

        Aventine is substantially dependent on its three facilities and its alliance partner facilities and any operational disruption could result in a reduction of its sales volumes and could cause Aventine to incur substantial expenditures.

        The substantial majority of Aventine's net income is derived from the sale of ethanol and the related bio-products and co-products that Aventine produces at its Illinois facilities and its Nebraska facility. Aventine's operations may be subject to significant interruption if either of the Illinois facilities or Nebraska facility experiences a major accident or is damaged by severe weather or other natural disaster. In addition, Aventine's operations may be subject to labor disruptions and unscheduled downtime, or other hazards inherent in its industry. Some of those hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension or termination of operations and the imposition of civil or criminal penalties. As protection against these hazards Aventine maintains property, business interruption and casualty insurance which Aventine believes is in accordance with customary industry practices, but Aventine cannot provide any assurance that this insurance will be adequate to fully cover the potential hazards described above or that Aventine will be able to renew this insurance on commercially reasonable terms or at all.

        Any disruptions at Aventine's alliance partners' facilities could have a material adverse effect on its results of operations and financial condition. Aventine agrees through its alliance partner agreements to purchase all fuel grade ethanol produced by its alliance partners and title to the product transfers to Aventine when product is loaded. Any disruptions at the alliance partners' facilities could affect Aventine's ability to meet its customers' demands. As a result of a disruption at an alliance facility Aventine may have to purchase ethanol from the spot market.

        The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that Aventine utilizes in its manufacturing process.

        Aventine relies upon third parties for its supply of natural gas which is consumed in the production of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond Aventine's control such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could temporarily impair Aventine's ability to produce ethanol for its customers. Further, increases in natural gas prices or changes in Aventine's natural gas costs relative to natural gas costs paid by competitors may adversely affect its results of operations and financial condition. The price fluctuation in natural gas prices over the eight year period from 1999 through December 31, 2007, based on the New York Mercantile Exchange, or Nymex, daily futures data, has ranged from a low of $1.63 per MMBtu in 1999 to a high of $15.38 per MMBtu in December 2005. Aventine currently uses approximately 3.7 million MMBtu's of natural gas annually, depending upon business conditions, in the manufacture of its products. Aventine's usage of natural gas will increase with the planned expansion of its production facilities.

        In an attempt to minimize the effects of fluctuations in natural gas costs on operating income, Aventine may take hedging positions in the natural gas futures markets; however, these hedging transactions also involve risk to its operations. Since natural gas prices are volatile should Aventine not take hedging positions, as occurs from time to time, its results could be adversely affected by an increase in natural gas prices. See "—Aventine may engage in hedging or derivative transactions which involve risks that can harm its business."

        Aventine's fixed price and gasoline related contracts for ethanol may be at a price level lower than the prevailing price.

        At any given time, Aventine's contract prices for ethanol may be at a price level different from the current prevailing price, and such a difference could materially adversely affect its results of operations and financial condition. These contracts typically provide for delivery from one month to one year later. As of March 31, 2008 Aventine had contracted to sell 47.9 million gallons of ethanol at an average fixed price of $1.94. Aventine has also contracted to sell 57.6 million gallons of ethanol at an average negative spread of $0.41 per gallon to the wholesale value of gasoline at the time of delivery and 171.1 million gallons of ethanol at the spot price at the time of delivery. These contracts provide for delivery throughout 2008, but they are heavily weighted towards the second and third quarters of 2008.

        Changes in ethanol prices can affect the value of Aventine's inventory which may significantly affect its profitability.

        Aventine's distribution system allows it to carry an inventory of ethanol to better serve its customers and to take advantage of opportunities in the marketplace. Aventine's inventory is valued based upon a weighted average price Aventine pays for ethanol that Aventine purchases from its marketing alliance partners and its purchase/resale transactions, along with its own cost to produce ethanol. Aventine occasionally increases its inventory, in order to profit when Aventine believes market prices will rise. Changes, either upward or downward, in Aventine's purchased cost of ethanol or its own production costs, will cause the inventory value to fluctuate from period to period, perhaps significantly. These changes in value flow through Aventine's statement of operations as the inventory is sold and can significantly increase or decrease its profitability.

        Aventine depends on rail, truck and barge transportation for delivery of corn to Aventine and the distribution of ethanol to its customers.

        Aventine depends on rail, truck and barge to deliver corn to it and to distribute ethanol to the terminals currently in Aventine's network. Ethanol is not currently distributed by pipeline. Disruption to the timely supply of these transportation services or increases in the cost of these services for any reason, including the availability or cost of fuel, regulations affecting the industry, or labor stoppages in the transportation industry, could have an adverse effect on Aventine's ability to supply corn to its production facilities or to distribute ethanol to its terminals, and could have a material adverse effect on Aventine's financial performance.

        Aventine is contractually obligated to complete certain capacity expansions in Aurora, Nebraska and Mount Vernon, Indiana. If Aventine fails to complete them in a timely manner it may be subject to material penalties.

        Aventine is contractually obligated to develop both a 113 million gallon plant adjacent to its Nebraska facility (using commercially reasonable best efforts to obtain a permit for 226 million gallon capacity) and a 113 million gallon plant in Mount Vernon, Indiana. In addition, Aventine is obligated to add an additional 113 million gallons of capacity through a phase II expansion in Mt. Vernon, Indiana, and would be subject to material penalties if Aventine does not.

        Aventine may be subject to material penalties if Aventine does not timely complete the initial 113 million gallon "phase I" of the Aurora Expansion or either the initial "phase I" or the second 113 million gallon "phase II" of the Mt. Vernon expansion. If phase I of the Aurora plant is not completed and fully operational by July 1, 2009 Aventine will be responsible for liquidated damages of $138,889 per month (up to a maximum of $5 million) until the plant is fully operational. If Aventine does not pay these damages, the counterparty has the right to repurchase the property at cost (subject to adjustment for any expenses which Aventine has paid with respect to infrastructure construction). Aventine recently amended its lease with the Indiana Port Commission to provide additional flexibility as to the timing of the phase II expansion at Mt. Vernon. This lease, as amended, requires substantial completion of phase I (an initial 113 million gallons of capacity) by March 1, 2009 and substantial completion of phase II (an additional 113 million gallons of capacity) by January 1, 2011, subject in the case of the phase II to specified extension rights. If Aventine does not achieve these milestones, the State may, subject to specified cure rights, take over construction and complete the facility at its expense. In addition, if Aventine fails to achieve these milestones, Aventine will, subject to specified cure rights or its ability to negotiate an extension, be in default under its lease and the State may also, at its election, (i) without terminating the lease re-let the premises to a third party and charge Aventine for any necessary repairs and alternations, (ii) without terminating the lease, require Aventine to pay all amounts Aventine is obligated to pay under the lease as they become payable, less any amount received from any re-letting of the premises or (iii) terminate the lease. If the State terminates the lease it can require that Aventine pays liquidated damages in the amount by which the lease payments Aventine is obligated to make under the lease exceed the fair and reasonable rental value of the premises, each discounted to present value (but in no event being less than two years of basic rent and minimum guaranteed wharfage under the lease). In addition, upon any termination or expiration of the lease, the State does not have to pay Aventine for the value of the plant or any other improvements that Aventine made to the premises and can require it to restore the leased premises to their original condition at its cost and expense. In addition, under the design build agreements for the initial 113 million gallon capacity expansion at each of Mt. Vernon and Aurora, Aventine has the ability to delay construction by up to 180 days. If Aventine does so, Aventine will be responsible for certain increased costs and foregone profit of the contractor (potentially including an early completion bonus). If Aventine were to delay construction beyond 180 days the contractor would be entitled to treat the delay as a termination by Aventine for convenience and Aventine would be responsible for certain costs and expenses of the contractor in connection with such termination as well as a termination fee of 1% of the total EPC contract sum.

        Consumer resistance to the use of ethanol may affect the demand for ethanol, which could affect Aventine's ability to market its product.

        Media reports in the mainstream press indicate that some consumers believe the use of ethanol will have a negative impact on retail gasoline prices or is the reason for increases in food prices. Many also believe that ethanol adds to air pollution and harms car and truck engines. Still other consumers believe that the process of producing ethanol actually uses more fossil energy, such as oil and natural gas, than the amount of ethanol that is produced. These consumer beliefs could be wide-spread in the future. If consumers choose not to buy ethanol blended fuels, it would affect the demand for the ethanol Aventine produces which could lower demand for its product and negatively affect its profitability.

        Various studies have criticized the efficiency of ethanol, which could lead to the reduction or repeal of incentives and tariffs that promote the use and domestic production of ethanol.

        Although many trade groups, academics and governmental agencies have supported ethanol as a fuel additive that promotes a cleaner environment, others have criticized ethanol production as consuming considerably more energy and emitting more greenhouse gases than other biofuels. In particular, two February 2008 studies conclude the current production of corn-based ethanol results in more greenhouse gas emissions than conventional fuels if both direct and indirect greenhouse gas emissions, including those resulting from land use changes resulting from planting crops for ethanol feedstocks, are taken into account. Other studies have suggested that corn-based ethanol is less efficient than ethanol produced from switch grass or wheat grain. If these views gain acceptance, support for existing measures promoting use and domestic production of corn-based ethanol could decline, leading to reduction or repeal of these measures.

        Research is currently underway to develop production of biobutanol, a product that could directly compete with ethanol and may have more potential advantages than ethanol.

        Biobutanol, an advanced biofuel produced from agricultural feedstock, is currently being developed by various parties, including a partnership between British Petroleum and DuPont. According to the partnership, biobutanol has many advantages over ethanol. The advantages include: low vapor pressure, making it more easily added to gasoline; energy content closer to that of gasoline, such that the decrease in fuel economy caused by the blending of biobutanol with gasoline is less than that of other biofuels when blended with gasoline; it can be blended at higher concentration than other biofuels for use in standard vehicles; it is less susceptible to separation when water is present than in pure ethanol-gasoline blends; and it is expected to be potentially suitable for transportation in gas pipelines, resulting in a possible cost advantage over ethanol producers relying on rail transportation. Although British Petroleum and DuPont have not announced a timeline for producing biobutanol on a large scale, if biobutanol production comes online in the U.S., biobutonal could have a competitive advantage over ethanol and could make it more difficult to market Aventine's ethanol, which could reduce its ability to generate revenue and profits such that you could lose some or all of your investment.

        Aventine, and some of its major customers, have unionized employees and could be adversely affected by labor disputes.

        Some of Aventine's employees and some employees of its major customers are unionized. At December 31, 2007, approximately 51% of Aventine's employees were unionized. Aventine's unionized employees are hourly workers located at its Illinois facilities. The unionized employees are covered by a collective bargaining agreement between Aventine's subsidiary, Aventine Renewable Energy, Inc. and the United Steelworkers International Union, Local 7-662, that expires in June 2009. Any labor dispute by any of Aventine's employees, or its customers' employees, could again have a significant negative effect on Aventine's financial results and operations.

        Aventine depends on its marketing alliance contracts for a majority of the gallons Aventine sells and significant synergies. Aventine may be adversely affected by decreases in marketing alliance volumes resulting from the acquisition of marketing alliance partners by Aventine's competitors, the reduction of production capacity or abandonment of announced projects by marketing alliance partners, the creation of similar marketing alliances by Aventine's competitors and other failures to renew marketing alliance contracts.

        Aventine sources a significant amount of the ethanol that it sells from its marketing alliance partners. Although their contribution to Aventine's operating income is limited, these marketing alliance contracts contribute significantly to Aventine's market presence and enable Aventine to meet major ethanol consumer needs and leverage its marketing expertise and distribution systems. Aventine's marketing alliance contracts typically have a two year term and automatically renew for additional one year terms unless either party elects to terminate in advance. Over the past several years a number of marketing alliance partners have elected not to renew their marketing alliance contracts for a variety of reasons, including the acquisition of the marketing alliance partner by a competitor, the marketing alliance partner's view that it could reduce freight costs by marketing its ethanol outside of Aventine's marketing alliance and the creation of similar marketing alliances by its competitors. Aventine cannot give assurance that it will be able to renew its existing marketing alliance contracts or enter into similar contracts with other ethanol producers.

        In addition, the substantial majority of Aventine's projected marketing alliance gallons relate to projects to construct ethanol production facilities that have been announced but construction has not commenced. Given current industry and financial market conditions it is uncertain whether any or all of these plants will be built as scheduled or at all. Accordingly, Aventine may be unable to realize its anticipated growth in marketing alliance volumes and the related benefits.

        Aventine has a significant stockholder whose interests may differ from your interests and who may be able to exert significant influence over corporate decisions of Aventine.

        Through their ownership of Aventine Holdings LLC, the MSCP funds beneficially own approximately 28.2% of Aventine's outstanding common stock. Metalmark Subadvisor LLC, an affiliate of Metalmark, an independent private equity firm established by former principals of MSCP, manages certain MSCP funds on a sub-advisory basis. In January 2008 substantially all of the employees of Metalmark became employees of Citi Alternative Investments Inc., although Metalmark remains an independent entity owned by those individuals and continues to manage the applicable MSCP funds on a sub-advisory basis. Two of Aventine's directors, Messrs. Abramson and Hoffman, currently are employees of both Metalmark and Citigroup.

        As a result, Metalmark may be deemed to control Aventine's management and policies. Metalmark may have an interest in pursuing transactions that, in its judgment, enhance the value of the applicable funds' equity investment in Aventine, even though those transactions may involve risks to you as a stockholder. In addition, circumstances could arise under which the interests of Metalmark could be in conflict with the interests of Aventine's other stockholders. For example, Metalmark has and may in the future make significant investments in other companies, some of which may be competitors. Metalmark is not obligated to advise Aventine of any investment or business opportunities of which it is aware, and it is not restricted or prohibited from competing with Aventine.

        The relationship between the sales price of Aventine's co-products and the price it pays for corn can fluctuate significantly which may affect its results of operations and profitability.

        Aventine sells co-products and bio-products that are remnants of the ethanol production process in order to reduce its costs and increase profitability. Historically, sales prices for these co-products have tracked along with the price of corn. However, there have been occasions when the value of these co-products and bio-products has lagged behind increases in corn prices. As a result, Aventine may occasionally generate less revenue from the sale of these co-products and bio-products relative to the price of corn. In addition, several of Aventine's co-products compete with similar products made from other plant feedstock. The cost of these other feedstocks may not have risen as corn prices have risen. Consequently, the price Aventine may receive for these products may not rise as corn prices rise, thereby lowering Aventine's cost recovery percentage relative to corn.

        Due to recent and planned industry increases in U.S. dry mill ethanol production, the production of dried distillers grains with solubles ("DDGS") in the U.S. has increased dramatically, and this trend may continue. This may cause DDGS prices to fall in the U.S., unless demand increases or other market sources are found. To date, demand for DDGS in the U.S. has increased roughly in proportion to supply. Aventine believes this is because U.S. farmers use DDGS as a feedstock, and DDGS are slightly less expensive than corn, for which it is a substitute. However, if prices for DDGS in the U.S. fall, it may have an adverse effect on Aventine's business, which might be material.

        Aventine's results of operations may be adversely affected by technological advances.

        The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. Aventine cannot predict when new technologies may become available, the rate of acceptance of new technologies by Aventine's competitors or the costs associated with such new technologies. In addition, advances in the development of alternatives to ethanol, or corn ethanol in particular, could significantly reduce demand for or eliminate the need for ethanol, or corn ethanol in particular, as a fuel oxygenate or octane enhancer.

        Any advances in technology which require significant capital expenditures for Aventine to remain competitive or which otherwise reduce demand for ethanol will have a material adverse effect on Aventine's results of operations and financial condition.

        The requirements of complying with the Exchange Act and the Sarbanes-Oxley Act may strain Aventine's resources and distract management.

        Aventine is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), including Section 404. These requirements may place a strain on Aventine's systems and resources. The Exchange Act requires that Aventine files annual, quarterly and current reports with respect to Aventine's business and financial condition. The Sarbanes-Oxley Act requires that Aventine maintains effective disclosure controls and procedures, corporate governance standards and internal controls over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act, Aventine's management will be required to deliver a report that assesses the effectiveness of its internal control over financial reporting. In order to maintain and improve the effectiveness of Aventine's disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required as Aventine has to devote additional time and personnel to legal, financial and accounting activities to ensure Aventine's ongoing compliance with public company reporting requirements. This may cause management's attention to be diverted away from other business concerns, which could have a material adverse effect on Aventine's business, financial condition, results of operations and cash flows. In addition, in order to remain in compliance, Aventine may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and might not be able to do so in a timely fashion.

        The loss of any of Aventine's major customers could adversely affect its revenue and financial health.

        In 2007 and 2006, Aventine's 10 largest customers accounted for approximately 67% and 75%, respectively, of gallons sold. If Aventine were to lose any of its relationships with these customers, its revenue, and results of operations and financial condition might suffer.

        Risks associated with the operation of Aventine's production facilities may have a material adverse effect on its business.

        Aventine's revenue is dependent on the continued operation of its various production facilities. The operation of production plants involves many risks including:

  •
  the breakdown, failure or substandard performance of equipment or processes;

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  inclement weather and natural disasters;

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  the need to comply with directives of, and maintain all necessary permits from, governmental agencies;

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  raw material supply disruptions;

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  labor force shortages, work stoppages, or other labor difficulties; and

  •
  transportation disruptions.

        The occurrence of material operational problems, including but not limited to the above events, may have an adverse effect on the productivity and profitability of a particular facility, or to Aventine as a whole.

        For example, during the second half of 2007, Aventine experienced operational issues at its Pekin, Illinois wet mill. These operational issues reduced the amount of ethanol and co-products produced by this facility during that time period.

        If Aventine is unable to attract and retain key personnel, its ability to operate effectively may be impaired.

        Aventine's ability to operate its business and implement strategies depends, in part, on the efforts of its executive officers and other key employees. Aventine's management philosophy of cost-control means that Aventine operates with a limited number of corporate personnel, and its commitment to a less centralized organization also places greater emphasis on the strength of local management. Aventine's future success will depend on, among other factors, its ability to attract and retain other qualified personnel, particularly executive management. The loss of the services of any of its key employees or the failure to attract or retain other qualified personnel, domestically or abroad, could have a material adverse effect on its business or business prospects.

        If Aventine's internal computer network and applications suffer disruptions or fail to operate as designed, its operations will be disrupted and its business may be harmed.

        Aventine relies on network infrastructure and enterprise applications, and internal technology systems for its operational, marketing support and sales, and product development activities. The hardware and software systems related to such activities are subject to damage from earthquakes, floods, lightning, tornadoes, fire, power loss, telecommunication failures and other similar events. They are also subject to acts such as computer viruses, physical or electronic vandalism or other similar disruptions that could cause system interruptions and loss of critical data, and could prevent Aventine from fulfilling its customers' orders. Aventine has developed disaster recovery plans and backup systems to reduce the potentially adverse effects of such events, but there are no assurances such plans and systems would be sufficient. Any event that causes failures or interruption in Aventine's hardware or software systems could result in disruption of its business operations, have a negative impact on its operating results, and damage its reputation.

        Aventine and its subsidiaries are able to incur substantial debt. This could further exacerbate the risks that Aventine and its subsidiaries face.

        Aventine and its subsidiaries are able to incur substantial indebtedness in the future. Aventine's planned capacity increases require it to incur substantial additional indebtedness. If new debt is added, the related risks that Aventine and its subsidiaries now face could intensify.

        Any acquisitions or developments Aventine completes could dilute your ownership interest in Aventine or have a material adverse effect on Aventine's financial condition and operating results.

        The integration of any acquisition or facility development into Aventine's business may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of Aventine's existing operations. Future acquisitions or facility developments may involve the issuance of Aventine's equity securities as payment or in connection with financing the business or assets acquired. Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on Aventine's financial condition and operating results.

        In addition, other marketing alliances exist and additional alliances may be formed which would compete to market production, including production of Aventine's current marketing alliance partners. These competing alliances could persuade Aventine's current partners not to renew their agreements or could cause the terms of future contracts to be less favorable to Aventine. If Aventine loses marketing partners to competing marketing alliances or are unable to add new producers to Aventine's alliance, its results of operations may be adversely affected.

        Aventine's stock price may be volatile.

        The market price of Aventine's common stock could be subject to significant fluctuations. Among the factors that could affect Aventine's stock price are:

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  quarterly variations in Aventine's operating results;

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  changes in revenue or earnings estimates or publication of research reports by analysts;

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  failure to meet analysts' or Aventine's own revenue or earnings estimates;

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  speculation in the press or investment community;

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  strategic actions by Aventine or its competitors, such as acquisitions or restructurings;

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  the impact of the risks discussed herein and Aventine's ability to react effectively to those risks;

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  limited trading volume of Aventine's common stock;

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  a change in technology that may add to production costs;

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  actions by institutional stockholders;

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  general market conditions; and

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  domestic and international economic factors unrelated to Aventine's performance.

        The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of Aventine's common stock.

        Limited trading volume of Aventine's common stock may contribute to its price volatility.

        Aventine's common stock is traded on the NYSE. For the period of January 3, 2007 to December 31, 2007, the average daily trading volume of Aventine's common stock as reported by Bloomberg L.P. was approximately 860,000 shares. It is uncertain whether a more active trading market in Aventine's common stock will develop. If analysts were to discontinue coverage of Aventine's common stock, Aventine's trading volume may be further reduced. As a result, relatively small trades could potentially have a significant impact on the market price of Aventine's common stock, which could increase the volatility and depress the price of its stock.

        Future sales of Aventine's common stock may cause the price of its common stock to decline or impair its ability to raise capital in the equity markets.

        In the future, Aventine may sell additional shares of its common stock in public or private offerings, and Aventine may also issue additional shares of common stock to finance future acquisitions. Shares of Aventine's common stock are also available for future sales pursuant to stock options and/or restricted stock that Aventine has granted to certain employees and directors, and in the future Aventine may grant additional stock options and/or restricted stock to its employees and directors. Sales of substantial amounts of common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for shares of Aventine's common stock and could impair its ability to raise capital through future offerings.

        Provisions in Aventine's charter documents, Delaware law and in other agreements may delay or prevent an acquisition of Aventine, which could decrease the value of its common stock.

        Provisions in Aventine's amended certificate of incorporation and bylaws, Delaware corporate law and Aventine's stockholder rights plan may make it more difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt without the consent of Aventine's board of directors. These provisions include a classified board of directors, removal of directors only for cause, and the inability of stockholders to act by written consent or to call special meetings. Although Aventine believes these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with Aventine's board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

 THE TRANSACTION

        The discussion in this prospectus of the transaction and the principal terms of the purchase agreement is subject to, and is qualified in its entirety by reference to, the purchase agreement, a copy of which is attached as Annex A to this prospectus and is incorporated in this prospectus by reference.

Description of the Transaction

        Aventine and NEC have entered into a purchase agreement dated July 31, 2008. Pursuant to the purchase agreement, at the completion of the transaction:

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  NEC will sell and transfer its entire 21.58% membership interest in NELLC to Aventine, and as a result Aventine will become the owner of 100% of NELLC; and

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  NEC will receive 1,000,000 shares of the common stock, par value $0.001 per share, of Aventine.

Background to the Transaction

        The terms of the purchase agreement are the result of arms-length negotiations between the representatives of Aventine and NEC. The following is a brief discussion of the background of these negotiations and the proposed transaction.

        From time to time since 2003, various exploratory discussions regarding Aventine's acquisition of NEC's interest in NELLC have taken place. In July 2006, Aventine and NEC entered into discussions with respect to the acquisition by Aventine of NEC's 21.58% membership interest in NELLC. Aventine and NEC entered into a purchase agreement at that time and the matter was brought before a vote of the stockholders of NEC on April 18, 2006. The transaction was not approved by the NEC stockholders and no further discussions continued at that time.

        On May 15, 2008, NELLC held its board meeting in Aurora, Nebraska. Prior to this meeting, representatives of Aventine and NEC discussed 2008 cash flow requirements for NELLC and the need for a potential cash infusion into NELLC by the members of NELLC, ARE and NEC.

        On June 9, 2008, Jerry Weiland, the President of NELLC at the time and an officer of Aventine, forwarded to NEC estimates on the amount of cash that NELLC would need to continue its normal business operations.

        On June 10, 2008, Ronald Miller, President of Aventine, Kelly Grossnicklaus, General Manager of NEC, and George Hohwieler, member of the board of directors of NEC and President of Aurora Cooperative Elevator Company, a significant stockholder of NEC, discussed the need for approximately $5 million in cash to be contributed to NELLC to fund future working capital needs. The amount of the contribution was based on assumptions on corn prices as of that date.

        On June 12, 2008, Messrs. Grossnicklaus and Hohwieler contacted Mr. Miller and indicated that NEC was interested in selling its 21.58% membership interest in NELLC to Aventine for 1,000,000 shares of Aventine common stock.

        From time to time during this time period, Aventine's management updated the Aventine board of directors or certain members of its board of directors as to the progress of the discussions subsequent negotiations.

        On June 18, 2008, Mr. Miller indicated Aventine's interest in acquiring NEC's 21.58% membership interest in NELLC.

        On June 19, 2008, the NEC board of directors approved a resolution to sell and transfer NEC's 21.58% membership interest in NELLC to Aventine for 1,000,000 shares of Aventine common stock, with all transfer fees to be paid by Aventine. The offer was subject to agreement to the terms of a definitive purchase agreement and the approval of the NEC stockholders in accordance with the applicable bylaws. On June 20, 2008, NEC sent an offer letter to Aventine detailing the foregoing.

        On June 30, 2008, Aventine sent an initial draft of a letter of intent and purchase agreement to NEC. Over the next several days, Aventine and NEC exchanged drafts of the purchase agreement and had discussions regarding the terms of the letter of intent and purchase agreement.

        On July 10, 2008, NEC and ARE approved a resolution permitting ARE to make a capital contribution to NELLC of up to $5 million within six months of the date of the resolution. If ARE were to make a capital contribution during the six month period, it would receive an increase in its membership interest in NELLC as calculated pursuant to the capital account provisions of the operating agreement of NELLC. Aventine, NEC and their respective counsel also had a call on this date to discuss the remaining open terms in the letter of intent and purchase agreement.

        On July 30, 2008, the NEC board of directors met to discuss the purchase agreement and the plan of dissolution to be proposed to the NEC stockholders in connection with the sale of NEC's 21.58% interest in NELLC to Aventine. After review and discussion, the members of the board of directors of NEC unanimously approved the purchase agreement and the plan of dissolution.

        On July 31, 2008 at a regularly scheduled meeting of the Aventine board of directors, management updated the board on the proposed transaction. After review and discussion, the members of the board of directors unanimously approved the transaction, the issuance of 1,000,000 shares of Aventine common stock and the filing of a registration statement in connection with the issuance of such shares in the transaction.

        Later in the afternoon on July 31, 2008, Aventine and NEC executed and delivered the purchase agreement.

Aventine's Reasons for the Transaction

        The following factors were considered by Aventine in deciding to pursue the transaction:

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  Aventine believes that the "supermajority in interest" provisions contained in the operating agreement that governs NELLC, which requires the approval of members holding at least 80% of the percentage interests held by all members of NELLC for certain specified actions, may under certain circumstances restrict the effective governance and management of NELLC. More particularly, Aventine believes that by having 78.42% indirect interest in NELLC, Aventine falls short of having the necessary 80% interest to quickly and adequately respond to changes in the business environment; thus, Aventine may be restricted in its ability to successfully manage the Nebraska facility in a manner that benefits all stockholders. By acquiring NEC's membership interest in NELLC, Aventine believes that it will better be able to more quickly respond to changes in the business environment with respect to NELLC.

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  By acquiring 100% of the membership interests in NELLC, Aventine believes that it will allow for more efficient management of the NELLC operations.

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  Aventine currently consolidates NELLC's results into its financial statements. Aventine estimates a $200 to 300 thousand annual overhead savings by fully integrating NELLC into Aventine.

        Aventine did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered. Aventine did not assign any particular weight to any factor, but conducted an overall analysis of the factors described above.

NEC's Reasons for the Transaction

        NEC's only asset, in addition to a cash reserve for operating purposes, is its membership interest in NELLC. As such, NEC does not maintain sufficient cash reserves to meet its 21.58% of the cash infusion that NELLC has determined is necessary to maintain NELLC's current operations.

        As a Nebraska cooperative corporation, the articles of incorporation and bylaws of NEC do not provide for the ability of NEC to make a mandatory capital call upon its stockholders. While the board of directors of NEC considered amending its articles of incorporation and bylaws to either provide for a capital call or to create a class of preferred stock in order to raise funds for the NELLC cash infusion, the board of directors of NEC determined that it was unlikely to obtain the approval of the stockholders for either such action given the existing economic climate for the production and marketing of corn based bio-fuels, including ethanol produced by NELLC. Even if the stockholders approved such amendments to allow NEC to raise the capital necessary for the cash infusion, the board of directors of NEC, after consideration of its alternatives, deemed it unlikely that any efforts to raise capital in the current economic environment for corn based bio-fuels would likely be successful.

        The operating agreement of NELLC does not allow its members, including NEC, to use their respective membership interests in NELLC as security for indebtedness. NEC's membership interests in NELLC are its only asset. Upon inquiry with several financial institutions, the board of directors of NEC learned that the inability of NEC to offer any security for debt financing removed debt financing of the NELLC cash infusion as an option.

        The board of directors of NEC has determined that if NEC can conclude the transaction pursuant to the purchase agreement with Aventine, NEC will have successfully fulfilled its initial purpose of creating a value added market for the corn produced by its stockholders and in addition provided an opportunity for it stockholders to continue to have individual equity interests in a company with existing and expanding bio-energy production facilities. Public ownership of Aventine common stock further provides the NEC stockholders with liquidity options that are unavailable within the NEC cooperative structure.

Ownership of Aventine Following the Transaction

        The shares to be issued to NEC in the transaction represent approximately 2.3% of Aventine's outstanding common stock as of the date of the purchase agreement on a pro forma basis for the issuance in the transaction.

Stock Exchange Listing of Aventine Common Stock

        Aventine's common stock is listed on the NYSE under the symbol "AVR".

Accounting Treatment

        Aventine intends to account for the transaction under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations." Under this accounting method, Aventine will record at its estimated fair value the additional 21.58% of assets of NELLC less the additional 21.58% of liabilities assumed, with the excess of cost over the estimated fair value of such additional net assets, if any, reflected as goodwill. Additionally, certain costs directly related to the transaction will be reflected as additional purchase price. Prior to the transaction closing date, Aventine's statement of income includes the consolidated operations of NELLC reduced by a 21.58% minority interest holders share. After the transaction, Aventine's statement of income will include the consolidated operations of NELLC.

Material U.S. Federal Income Tax Consequences of the Transaction

        As the members of NEC were advised by a letter dated July 14, 2008 from NEC, and as discussed at an information meeting held by NEC on July 22, 2008, depending on the tax basis that each stockholder has in their respective shares of NEC stock, there may be a capital gain or loss to be recognized as result of the transaction. Any gain or loss on the transaction will not be recognized at the NEC corporate level. Consistent with cooperative accounting practices, such gain or loss will be passed through to each stockholder who must then determine their respective individual tax consequences. Each stockholder is encouraged to consult with their respective tax advisors as to the personal tax consequences of this transaction.

Consequences of the Transaction to Aventine Stockholders

        The ownership and voting interest of Aventine stockholders will be diluted as a result of the issuance of shares of Aventine common stock to the holders of NEC common stock in the transaction.

Regulatory Matters

        Subject to the terms and conditions of the purchase agreement, Aventine and NEC have agreed to use their respective reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the transaction contemplated by the purchase agreement. Aventine and NEC have determined that no federal or state governmental agency approval is required in connection with the transaction contemplated by the purchase agreement.

 THE PURCHASE AGREEMENT

        This is a summary of the material provisions of the purchase agreement. The full text of the purchase agreement is attached as Annex A to this prospectus and is incorporated herein by reference. You should read the purchase agreement carefully and in its entirety. The purchase agreement has been included to provide NEC stockholders with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties to the purchase agreement with respect to the transaction, it is not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants made by the parties in the purchase agreement are qualified as described in the purchase agreement. Representations and warranties may be used as a tool to allocate risks among the parties, including where the parties do not have complete knowledge of all facts. Stockholders are not third-party beneficiaries under the purchase agreement and should not rely on the representations, warranties or covenants or any descriptions as characterization of the actual state of facts or condition of Aventine, NEC or any of their respective affiliates.

Form of the Transaction and Transaction consideration

        Subject to the terms and conditions of the purchase agreement and in accordance with Delaware law, at the effective time of the transaction, NEC will sell and transfer 21.58% of its membership interest in NELLC to Aventine in exchange for 1,000,000 shares of common stock of Aventine.

Conditions to the Completion of the Transaction

         Conditions to the Obligations of Each Party.    The obligations of Aventine and NEC to consummate the transaction are subject to the satisfaction of the following conditions:

  •
  there is no threatened, instituted or pending action or proceeding by any person before any government authority that seeks to prohibit the consummation of the transaction;

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  the affirmative approval of two-thirds majority of NEC's stockholders at a special meeting called for the purpose of approving the purchase agreement has been obtained; and

  •
  the registration statement relating to the issuance of Aventine common stock in the transaction, of which this prospectus forms a part, has been declared effective and no stop order suspending the effectiveness of the registration statement is in effect, and no proceeding for that purpose is pending before or threatened by the SEC.

         Conditions to the Obligations of Aventine.    The obligations of Aventine to consummate the transaction are subject to NEC's representations and warranties contained in the purchase agreement being true in all material respects at and as of the closing of the transaction as if made at and as of such time.

         Conditions to the Obligations of NEC.    The obligations of NEC to consummate the transaction are subject to Aventine's representations and warranties contained in the purchase agreement being true in all material respects at and as of the closing of the transaction as if made at and as of such time.

Termination of the Purchase Agreement

        The purchase agreement may be terminated and the transaction abandoned at any time prior to the closing under the following circumstances:

  •
  by mutual written agreement of Aventine and NEC;

  •
  by either Aventine or NEC, if:

  •
  any applicable law or a final nonappealable enjoinment prohibits consummation of the transaction; or

  •
  the required number of NEC stockholders do not approve the transaction; or

  •
  by Aventine, if the transaction is not completed on or before September 30, 2008; provided that this right to terminate will not be available to Aventine if any breach by Aventine of the purchase agreement caused such delay.

Representations and Warranties

        The purchase agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the transaction. Each of Aventine and NEC has made representations and warranties to the other party relating to, among other things:

  •
  corporate existence and power;

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  corporate authorization;

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  governmental authorization;

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  the absence of any action, suit, investigation or proceeding pending or threatened against Aventine which in any manner challenges the transaction contemplated by the purchase agreement;

  •
  the information to be provided for inclusion in the registration statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and

  •
  the inapplicability of a finders' fees.

Survival of Representations and Warranties

        The representations and warranties of Aventine and NEC in the purchase agreement survive indefinitely or until the latest date permitted by law.

Amendment; Waiver

        Any provision of the purchase agreement may be amended or waived prior to the effective time of the transaction if, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party to the purchase agreement or, in the case of a waiver, by the party against whom the waiver is to be effective.

Specific Performance

        The parties to the purchase agreement have agreed that irreparable damage would occur if any provision of the purchase agreement is not performed in accordance with its terms and that the parties will be entitled to an injunction or injunctions to prevent breaches of the purchase agreement or to enforce specifically the performance of the terms and provisions of the purchase agreement in any state court located in the State of New York, in addition to any other remedy to which they are entitled at law or in equity.

Regulatory Matters

        Subject to the terms and conditions of the purchase agreement, Aventine and NEC have agreed to use their respective reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the transaction contemplated by the purchase agreement. Aventine and NEC have determined that no federal or state governmental agency approval is required in connection with the transaction contemplated by the purchase agreement.

 EXECUTIVE OFFICERS AND DIRECTORS OF AVENTINE

        Information concerning Aventine's officers and directors, executive compensation, certain relationships and related transactions, and other related matters concerning Aventine included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2007, is incorporated by reference into this document. NEC stockholders who would like a copy of this annual report or any document incorporated by reference into the report may contact Aventine at the address and phone number provided under "Where You Can Find More Information" on page 44.

 BUSINESS OF NELLC

        NELLC is a Kansas limited liability company that owns and operates a natural gas-fired corn dry mill ethanol plant in Aurora, Nebraska. NELLC is owned 21.58% by NEC and 78.42% by Aventine through its wholly-owned subsidiary, ARE. The plant is located on a 30-acre parcel of land owned by NELLC. NELLC commenced operations in 1995 and has an annual production capacity of 50 million gallons. NELLC is a consolidated subsidiary of Aventine for financial reporting purposes and relies on Aventine for many non-operational matters.

        NELLC's plant produces ethanol through the "dry mill" process, where the entire corn kernel is first ground into a flour, which is referred to in the industry as "meal", and is processed without first separating the various component parts of the grain. The meal is processed with enzymes, ammonia and water, and then placed in a high-temperature cooker to reduce bacteria levels ahead of fermentation. It is then transferred to fermenters where yeast is added and the conversion of sugar to ethanol begins. The fermentation process generally takes between 40 and 50 hours. After fermentation, the resulting liquid is transferred to distillation columns where the ethanol is evaporated from the remaining "stillage" for fuel uses. The ethanol is then blended with a denaturant, such as gasoline, to render the ethanol undrinkable and thus not subject to the alcohol beverage tax. With the starch elements of the corn kernel consumed in the dry mill process, the principal co-product produced by the dry mill process is distillers grain. Distillers grain is sold as a protein used in animal feed and recovers a portion of the total cost of the corn.

        NELLC's net revenues were $88.3 million, $80.7 million and $60.5 million for years 2007, 2006 and 2005, respectively.

        NELLC derives its revenue principally from the sale of ethanol produced at its plant and, to a lesser extent, from the sale of related co-products produced during the production process. NELLC produced 40.7 million, 36.6 million and 35.6 million gallons of ethanol for the years 2007, 2006 and 2005, respectively. NELLC's plants may operate at a capacity which is less than the stated capacity. NELLC occasionally experiences plant outages (both planned and unplanned), as well as other related productivity issues. Planned outages are typically for maintenance and typically average approximately one week each year. NELLC may also occasionally experience unplanned outages which may negatively impact production and related revenue.

        The principal co-product produced by NELLC's plant is distillers grains, either wet or dry. Distillers grains are sold as a protein used in animal feed and recovers a portion of the total cost of the corn used in the ethanol production process. For the years ended December 31, 2007, 2006 and 2005, NELLC generated approximately $11.4 million, $9.2 million and $9.0 million, respectively, of revenue from the sale of distillers grains and carbon dioxide.

        The volume of co-products NELLC produces varies with the level of its production. Scheduled maintenance, along with other non-scheduled operational difficulties, may affect the volume of co-products produced. Co-product revenue is driven by both the quantity of co-products produced, the type of co-product produced (wet or dry distillers grains) and from the market price received for NELLC's co-products which have historically tracked the price of corn. Due to recent and planned industry increases in U.S. dry mill ethanol production, the production of co-products from dry mills in the U.S. has increased dramatically, and this trend may continue. This may cause co-product prices to fall in the U.S., unless demand increases or other market sources are found. To date, demand for distillers grains, (the principal co-product produced by NELLC's plant) in the U.S. has increased roughly in proportion to supply. NELLC believes this is because U.S. farmers use distillers grains as a feedstock, and distillers grains are slightly less expensive than corn, for which it is a substitute. However, if prices for distillers grains in the U.S. fall, it may have an adverse effect on NELLC's business, which might be material.

Industry Overview

        Ethanol is marketed across the U.S. as a gasoline blend component that serves as a clean air additive, an octane enhancer and a renewable fuel resource. It is blended with gasoline (i) as an oxygenate to help meet fuel emission standards, (ii) to improve gasoline performance by increasing octane levels and (iii) to extend fuel supplies. A small but growing amount of ethanol is also used as E85, a renewable fuels-driven blend comprised of up to 85% ethanol.

        The principal factors historically affecting the price of ethanol are:

  •
  The price of gasoline.  Because ethanol is sold in both discretionary markets as well as in markets where RFG is required in order to meet federal and state fuel emission standards, and is used as both an additive to, and as a substitute for, gasoline, the price of ethanol over the long term has historically moved in relation to the price of gasoline, which closely follows the price of oil;

  •
  Federal ethanol tax incentives.  The VEETC enables refiners and blenders to be able to pay a premium for ethanol relative to the price of gasoline. As a result, ethanol had historically been priced near the cost of wholesale gasoline plus the value of the VEETC. However, the price of ethanol is highly influenced by the supply/demand balance of ethanol (see below). For most of 2007 and all of 2008, ethanol traded at a price that was at or below the cost of wholesale gasoline; and

  •
  Ethanol industry fundamentals (i.e. supply and demand).  The ethanol industry has experienced explosive growth in recent years, both in terms of supply capacity and demand. In periods when supply has exceeded demand, the price of ethanol has tended to fall below the cost of wholesale gasoline plus the value of the VEETC. In periods when demand outpaced supply, the price of ethanol tended to be at or above the cost of wholesale gasoline plus the value of the VEETC. NELLC operates in a highly competitive industry with low barriers to entry. In addition, if the expected increase in ethanol demand does not occur, of if the demand for ethanol otherwise decreases, there may be excess capacity in NELLC's industry.

        According to recent industry reports, approximately 99% of domestic ethanol is produced from corn fermentation as of December 31, 2007 and, as such, is primarily produced in the Midwestern corn-growing states. The principal factor affecting the cost to produce ethanol is the price of corn.

        The U.S. fuel ethanol industry has experienced rapid growth, increasing from 1.3 billion gallons of production in 1997 to approximately 6.5 billion gallons produced in 2007, with year-end 2007 production capacity of 7.5 billion gallons annually. Ethanol blends accounted for approximately 4.8% of the U.S. gasoline supply in 2007. Increases in ethanol demand have been driven by recent trends as more fully described below:

  •
  Mandated usage of renewable fuels.  The growth in ethanol usage has been supported by regulatory requirements dictating the use of renewable fuels, including ethanol. The Energy Independence and Security Act of 2007 signed into law on December 19, 2007, increased the mandated minimum use of renewable fuels to 9 billion gallons in 2008 (up from a 5.4 billion gallon requirement, which was the previous mandated 2008 requirement under the Energy Policy Act of 2005). The mandated usage of renewable fuels increases to 36 billion gallons in 2022. The upper mandate for corn based ethanol is 15 billion gallons by 2015.

  •
  Emission reduction.  Ethanol is an oxygenate which, when blended with gasoline, reduces vehicle emissions. Ethanol's high oxygen content burns gasoline more completely, emitting fewer pollutants into the air. Ethanol demand increased substantially beginning in 1990 when federal law began requiring the use of oxygenates (such as ethanol or methyl tertiary butyl ether MTBE) in RFG in cities with unhealthy levels of air pollution on a seasonal or year round basis. Although the federal oxygenate requirement was eliminated in May 2006 as part of the Energy Policy Act of 2005, oxygenated gasoline continues to be used in order to help meet separate federal and state air emission standards. The refining industry has all but abandoned the use of

    MTBE, a competing product to ethanol, making ethanol the primary clean oxygenate currently used.

  •
  Octane enhancer.  Ethanol, with an octane rating of 113, is used to increase the octane value of gasoline with which it is blended, thereby improving engine performance. It is used as an octane enhancer both for producing regular grade gasoline from lower octane blending stocks (including both reformulated gasoline blendstock for RBOB and conventional gasoline blendstock for CBOB), and for upgrading regular gasoline to premium grades.

  •
  Fuel stock extender.  According to the Energy Information Administration, while domestic petroleum refinery output has increased by approximately 28% from 1980 to 2006, domestic gasoline consumption has increased 40% over the same period. By blending ethanol with gasoline, refiners are able to expand the volume of the gasoline they are able to sell.

  •
  Growth in E85 usage.  E85 is a blended motor fuel containing 85% ethanol and 15% gasoline. The sale of E85 fuel has historically been less than 1% of the ethanol market (and less than 0.25% of the ethanol NELLC produces). Its growth has been limited by both the availability of E85 fuel to consumers (as of December 31, 2007, only 1,441 gasoline stations across the U.S. sold E85), and by the number of automobiles capable of using the fuel (approximately 6 million at December 31, 2007). However, the Energy Independence and Security Act of 2007 increased the incentives available to stations which install E85 capable equipment, while automobile manufacturers have significantly increased the number and models of cars able to use E85. These two factors point to a potential growth in the consumption of E85 in future years.

Competition

        As of December 2007, there were 91 producers operating 136 ethanol plants in the U.S. The top ten producers accounted for approximately 54.3%, 44.4% and 46.3% of total industry capacity for the years 2007, 2006 and 2005, respectively. The remaining producers consist primarily of farmer cooperatives. NELLC expects recent consolidation activity in the industry to continue.

        The world's ethanol producers have historically competed primarily on a regional basis. Imports into the U.S. have generally been limited by an import tariff of $0.54 per gallon (other than from Caribbean basin countries which are exempt from this tariff up to specified limits). In 2007, imports of ethanol into the U.S. were not significant to the U.S. domestic marketplace. In the past, there have been occasions of significant imports of ethanol into the U.S. having had a negative effect on ethanol prices.

        Certain of NELLC's competitors have significantly larger market shares than NELLC has, and tend to be price leaders in the industry. If any of these competitors were to significantly reduce their prices, NELLC's business, operating results and financial condition could be adversely affected.

        NELLC could also be adversely affected if new products or technologies emerge that reduce or eliminate the need for ethanol. NELLC's ethanol production is corn based, and competes with ethanol made from alternative materials, such as sugar, wheat and sorghum. Cellulosic sources of materials may also become a substitute feedstock for ethanol production, or other products may be devised which eliminate the need for ethanol entirely. Continued increases in the price of corn, or sustained high corn prices, could decrease the relative attractiveness of corn-based ethanol where alternatives exist, thereby adversely affecting NELLC's business, operating results or financial condition.

Legislative Drivers and Governmental Regulations

        The U.S. ethanol industry is highly dependent upon federal and state legislation, in particular:

  •
  The Energy Independence and Security Act of 2007;

  •
  The federal ethanol tax incentive program;

  •
  Federal tariff on imported ethanol;

  •
  The use of fuel oxygenates; and

  •
  Various state mandates.

  The Energy Independence and Security Act of 2007

        Enacted into law on December 19, 2007, the Energy Independence and Security Act of 2007 significantly increases the mandated usage of renewable fuels (ethanol, bio-diesel or any other liquid fuel produced from biomass or biogas). The law increases the renewable fuels standard established originally under the Energy Policy Act of 2005 to 36 billion gallons by 2022, of which the mandate for corn based ethanol is limited to 15 billion gallons by 2015.

  The federal ethanol tax incentive program

        First passed in 1979, the VEETC program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax credit for each gallon of ethanol they blend. The federal Transportation Efficiency Act of the 21st Century, or TEA-21, extended the ethanol tax credit first passed in 1979 through 2007. The American Jobs Creation Act of 2004 extended the subsidy again to 2010 by allowing distributors to take a $0.51 excise tax credit for each gallon of ethanol they blend. The 2008 Farm Bill reduces the amount of the VEETC from $0.51 per gallon to $0.45 per gallon in the first year following ethanol production exceeding 7.5 billion gallons, which we expect will occur in 2008. NELLC cannot give assurance that the reduced tax incentives will not have a negative effect on the demand for ethanol above mandated levels, or whether the VEETC will be renewed in 2010 or, if renewed, on what terms they will be renewed.

  Federal tariff on imported ethanol

        In 1980, Congress imposed a tariff on foreign produced ethanol to make it more expensive than domestic supplies derived from corn. This tariff was designed to protect the benefits of the federal tax subsidies for U.S. farmers. The tariff was originally $0.60 per gallon in addition to a 3.0% ad valorem duty. The tariff was subsequently lowered to $0.54 per gallon and was not adjusted completely in sync with the change in the blending credit. On December 20, 2006, the $0.54 per gallon tariff on foreign produced ethanol was extended until January 1, 2009. The 2008 Farm bill aligned the expiration date of the tariff with the VEETC. The tariff now expires in 2010.

        Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempt from this tariff under the CBI in order to spur economic development in that region. Under the terms of the CBI, member nations may export ethanol into the U.S. up to a total limit of 7% of U.S.' production per year (with additional exemptions from ethanol produced from feedstock in the Caribbean region over the 7% limit). In 2006, there were also significant imports of ethanol from non-CBI countries. Although these imports were subject to the tariff, significant increases in the price of ethanol in 2006 made the importation of ethanol from non-CBI countries profitable, in spite of the tariff. There were no material imports of ethanol into the U.S. in 2007. In the past, significant imports of ethanol into the U.S. have had a negative effect on ethanol prices.

  Use of fuel oxygenates

        Ethanol is used by the refining industry as a fuel oxygenate, which when blended with gasoline, allows engines to burn fuel more completely and reduce emissions from motor vehicles. The use of ethanol as an oxygenate had been driven by regulatory factors, specifically two programs in the federal Clean Air Act Amendments of 1990, that required the use of oxygenated gasoline in areas with unhealthy levels of air pollution. Although the federal oxygenate requirements for reformulated gasoline included in the Clean Air Act were completely eliminated on May 5, 2006 by the Energy Policy Act of 2005, refiners continue to use oxygenated gasoline in order to meet continued federal and state fuel emission standards.

  State Mandates

        Several states, including Missouri and Oregon, have enacted mandates that currently require ethanol blends of 10% ethanol in motor fuel sold within the state. Another state, Minnesota, has a 20% renewable fuel mandate that goes into effect in 2012. These mandates help increase demand for ethanol. As more states consider mandates, or if existing mandates are relaxed or eliminated, the demand for ethanol can be affected.

Customers

        All of the ethanol NELLC produces is marketed by Aventine as part of their marketing alliance pool under marketing agreements. The distillers grains produced by NELLC are marketed by the Aurora Cooperative Elevator Company. Please see "Certain Relationships and Related Party Transactions of Aventine."

Raw Materials and Suppliers

        NELLC's principal raw material is #2 yellow corn. In 2007, 2006 and 2005, NELLC purchased approximately 14.8 million, 14.0 million and 12.9 million bushels of corn, respectively.

        NELLC is obligated to purchase 100% of its corn requirements from the Aurora Cooperative Elevator Company. NELLC believes that it has ample access to corn necessary to operate its facility. Any delay or disruption in its supplier's ability to provide NELLC with the necessary corn requirements may significantly affect NELLC's business operations and have a negative effect on its operating results or financial condition. At any given time, NELLC may have up to 75,000 bushels (or between a 1 to 2 day supply) of corn stored on-site at its production facility.

        The key elements of NELLC's corn procurement strategies are the assurance of a stable supply and the avoidance, where possible, of exposures to corn price fluctuations. Corn prices fluctuate daily, typically using the CBOT price as a benchmark. Corn is delivered to NELLC's facility via truck.

Environmental and Regulatory Matters

        NELLC is subject to extensive federal, state and local environmental laws, regulations and permit conditions (and interpretations thereof), including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of NELLC's employees. These laws, regulations, and permits require NELLC to incur significant capital and other costs, including costs to obtain and maintain expensive pollution control equipment. They may also require NELLC to make operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, environmental laws and regulations (and interpretations thereof) change over time, and any such changes, more vigorous enforcement policies or the discovery of currently unknown conditions may require substantial additional environmental expenditures.

        NELLC is also subject to potential liability for the investigation and cleanup of environmental contamination at its facility and at off-site locations where NELLC arranged for the disposal of hazardous wastes. From time to time, hazardous material spills have occurred at NELLC's facility, which NELLC investigates and remediates as necessary. If significant contamination is identified at NELLC's plant in the future, costs to investigate and remediate this contamination as well as any costs to investigate or remediate associated natural resource damages could be significant. If any of these sites are subject to investigation and/or remediation requirements, NELLC may be responsible under CERCLA or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. NELLC may also be subject to related claims by private parties alleging property damage or personal injury due to exposure to hazardous or other materials at or from such properties. While costs to address contamination or related third-party claims could be significant, based upon currently available information, NELLC is not aware of any material contamination or such third party claims. NELLC has not accrued any amounts for environmental matters as of March 31, 2008. The ultimate costs of any liabilities that may be identified or the discovery of additional contaminants could adversely impact NELLC's results of operation or financial condition.

        In addition, the hazards and risks associated with producing and transporting NELLC's products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in spills or releases of hazardous substances, and may result in claims from governmental authorities or third parties relating to actual or alleged personal injury, property damage, or damages to natural resources. NELLC maintains insurance coverage against some, but not all, potential losses caused by its operations. NELLC's coverage includes, but is not limited to, physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. NELLC does not carry environmental insurance. NELLC believes that its insurance is adequate for its industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of events which result in significant personal injury or damage to NELLC's property, natural resources or third parties that is not covered by insurance could have a material adverse impact on NELLC's results of operations and financial condition.

        NELLC's air emissions are subject to the federal Clean Air Act, as amended, and similar state laws which generally require NELLC to obtain and maintain air emission permits. Obtaining and maintaining those permits requires NELLC to incur costs, and any future more stringent standards may result in increased costs and may limit or interfere with NELLC's operating flexibility. These costs could have a material adverse effect on NELLC's financial condition and results of operations. Because other ethanol manufacturers in the U.S. are and will continue to be subject to similar laws and restrictions, NELLC does not currently believe that its costs to comply with current or future environmental laws and regulations will adversely affect its competitive position with other U.S. ethanol producers. However, because ethanol is produced and traded internationally, these costs could adversely affect NELLC in its efforts to compete with foreign producers not subject to such stringent requirements.

        Federal and state environmental authorities have been investigating alleged excess VOC emissions and other air emissions from many U.S. ethanol plants, including NELLC's. In April 2005 NELLC entered into a consent decree with state authorities regarding these matters at its plant and this matter is now resolved.

        NELLC has made, and expects to continue making, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits. In 2007, NELLC spent approximately $0.5 million on these types of matters.

        NELLC currently generates revenue from the sale of carbon dioxide, which is a co-product of the ethanol production process at NELLC's facility. New laws or regulations relating to the production, disposal or emissions of carbon dioxide may require NELLC to incur significant additional costs and may also adversely affect NELLC's ability to continue generating revenue from carbon dioxide sales. Illinois and other Midwestern States recently entered into the Midwestern Greenhouse Gas Reduction Accord, which program directs participating states to develop a multi-sector cap-and-trade mechanism to help achieve reductions in greenhouse gases, including carbon dioxide. It is possible that Nebraska could join this accord or that federal, state or local regulators could require other costly carbon dioxide emissions reductions or offsets.

Employees

        At December 31, 2007, NELLC had a total of 32 full-time equivalent production-related employees. NELLC relies on Aventine for many non-production related functions. As a whole, NELLC believes its relations with its employees are good.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF AVENTINE

        Aventine currently owns 78.42% of the membership interest in NELLC on an indirect basis and, among other commercial relationships, markets all of the ethanol produced by NELLC. Some of Aventine's officers are also officers of NELLC, including Daniel R. Trunfio, Jr. (President), William J. Brennan (Vice President—Finance) and Lynn K. Landman, Esq. (Secretary). Aventine's officers and directors own Aventine common stock and have been granted certain equity-based incentive awards, none of which will vest or be adjusted or otherwise changed as a result of the transaction. Except for the interest inherent in the ownership of Aventine common stock and these equity awards, Aventine's officers and directors do not have any material interests that arise as a result of the transaction.

        On October 20, 2005, NELLC and ARE entered into an ethanol marketing agreement whereby NELLC agreed to sell its total output of fuel grade ethanol produced at its Aurora, Nebraska facility exclusively to ARE. With an initial term of five years, this ethanol marketing agreement is automatically renewed for successive one year terms unless either party provides prior written notice at least one year before applicable expiration date. The purchase price for each gallon of sold ethanol is calculated based on a formula specified in the ethanol marketing agreement, and a commission equal to one percent of the purchase price will be deducted from the purchase price for each gallon of ethanol sold to ARE. Both parties indemnify the other for all damages incurred as a result of the indemnifying party's negligence or willful misconduct. In addition, NELLC indemnifies ARE for damages arising out of (i) any defects in, or otherwise relating to the quality or condition of, the ethanol supplied by NELLC and (ii) any noncompliance with applicable federal, state or local rules regarding the shipment of ethanol. The ethanol marketing agreement is governed by New York law and may not be assigned by either party without the other's prior written consent.

 COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF AVENTINE
AND COMMON STOCKHOLDERS OF NEC

        Aventine is a corporation incorporated under the laws of the state of Delaware. NEC is a cooperative corporation formed under the laws of the state of Nebraska. If the transaction is completed, each stockholder of NEC will become a holder of Aventine common stock, and its rights will be governed by the Delaware General Corporation Law, the amended and restated certificate of incorporation of Aventine and the bylaws of Aventine, as amended. The material differences between the rights of holders of NEC common stock and the holders of Aventine common stock, resulting from the differences in their governing documents and laws are summarized below. Additionally, the veto rights of NEC and ARE under the NELLC operating agreement are also summarized below.

        The following summary does not purport to be a complete statement of the rights of holders of NEC common stock or Aventine common stock. Aventine qualifies this discussion in its entirety by the Delaware General Corporation Law, Aventine's amended and restated certificate of incorporation and bylaws, as amended.

Market for Securities

  NEC

        NEC's common stock is not listed on any national securities exchange, such as the NYSE or NASDAQ, and accordingly, there is no public market for NEC common stock. NEC common stock may only be transferred to agricultural producers that meet the qualification requirements set forth in the articles of incorporation and bylaws of NEC. In the event a common stockholder of NEC ceases meet the qualified stockholder requirements of NEC, the stockholder loses the voting rights associated with the common stock.

  Aventine

        Aventine's common stock is listed on the NYSE under the trading symbol "AVR". Shares of Aventine common stock to be issued to holders of NEC common stock in the transaction will be able to be sold without restriction on the NYSE by the stockholders of NEC who are non-affiliates of Aventine.

Capitalization

  NEC

        NEC's authorized capital stock is 1,000,000 shares of common stock at a par value of $1.00 per share. NEC has 2,819.4 shares of common stock issued and outstanding all of which are fully paid and non-assessable.

  Aventine

        Aventine's authorized capital stock consists of 185,000,000 shares of common stock and 50,000,000 shares of preferred stock. As of July 30, 2008, Aventine had 41,970,988 shares of its common stock issued and outstanding all of which were fully paid and non-assessable.

Rights Agreement

  NEC

        NEC does not have a rights agreement.

  Aventine

        Aventine adopted a stockholder rights plan prior to the consummation of Aventine's private offering of 21,179,025 shares in December 2005 and paid to all of Aventine's existing stockholders a dividend of one preferred share purchase right for each share of Aventine's common stock outstanding prior to the offering. In addition, each share of common stock issued in the private offering or issued thereafter will be issued with an accompanying preferred share purchase right. Each right will entitle the holder, under certain circumstances, to purchase from Aventine one one-thousandth of a share of its Series A Participating Cumulative Preferred Stock, par value $0.001 per share, at an initial purchase price of $60.00 per one one-thousandth of a share of Series A Participating Cumulative Preferred Stock.

        Aventine may exchange the rights at a ratio of one share of common stock for each right at any time after a person or group acquires beneficial ownership of 20.0% or more of Aventine's common stock but before such person or group acquires beneficial ownership of 50.0% or more of Aventine's common stock. Aventine may also redeem the rights at its option at a price of $0.001 per right at any time before a person or group has acquired beneficial ownership of 20.0% or more of its common stock. The rights will expire on November 30, 2015, unless earlier exchanged or redeemed.

        Each share of Series A Participating Cumulative Preferred Stock that is purchased upon exercise of a right entitles the holder to receive an aggregate quarterly dividend payment of $1.00 or 1,000 times the cash and non-cash dividends declared per share of common stock, whichever is greater. In addition, each share of Series A Participating Cumulative Preferred Stock will have 1,000 votes and vote together with Aventine's common stock. Upon liquidation, holders of Series A Participating Cumulative Preferred Stock will be entitled to receive a per share payment of $1.00 or an amount equal to 1,000 times the payment made on one share of Aventine's common stock, whichever is greater.

        The rights will initially be attached to outstanding certificates representing Aventine's common stock, and no separate certificates representing the rights will initially be distributed. The rights will separate from Aventine's common stock, be represented by separate certificates and will become exercisable upon the earlier of:

  •
  10 business days following a public announcement that a person or group has acquired beneficial ownership of 20.0% or more of Aventine's outstanding common stock; or

  •
  10 business days (or such later date as Aventine's board of directors determines) after a person commences a tender offer or exchange offer if upon completion such person would own 20.0% or more of Aventine's outstanding common stock.

        In the event that a person or group becomes the beneficial owner of 20.0% or more of Aventine's outstanding common stock, then each right will entitle the holder (other than an acquiring person) to purchase for the purchase price shares of Aventine's common stock having a value of twice the purchase price.

        If, following an acquisition of beneficial ownership of 20.0% or more of Aventine's common stock, Aventine is involved in certain mergers or other business combinations or sells or transfers more than 50.0% of its assets or earning power, each right will entitle the holder (other than an acquiring person) to purchase for the purchase price common stock of the other party to such transaction having a value of twice the purchase price.

        Aventine's board of directors may adjust the purchase price, the number of shares of Series A Participating Cumulative Preferred Stock issuable and the number of Aventine's outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of Aventine's preferred stock or common stock or in certain other events. No adjustments to the purchase price of Aventine's preferred stock of less than 1% will be made.

        Ownership of Aventine's common stock by the exempt persons specified in the stockholder rights plan, including Aventine Holdings LLC and related persons, will not cause the rights to separate or otherwise become exercisable.

        Aventine may amend the stockholder rights plan without the consent of the holders of the rights, except that after a person or group becomes the beneficial owner of 20% or more of Aventine's outstanding common stock, its board of directors may not amend the plan in a way that adversely affects holders of the rights. Moreover, prior to a person or group becoming the beneficial owner of 20% or more of Aventine's outstanding common stock, any amendment that adversely affects certain persons, including Aventine Holdings LLC and certain affiliated persons thereof, will require the consent of such persons.

        Aventine will provide a copy of the stockholder rights agreement free of charge to any stockholder or potential stockholder who requests a copy from it in writing.

Number, Election, Vacancy and Removal of Directors

  NEC

        NEC's board of directors consists of 12 members, whose terms of office are staggered so that four directors are elected each year for a three-year term.

  Aventine

        Aventine's bylaws provide for a board comprised of between three and eleven directors divided into three classes of directors serving staggered three-year terms. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire board. As a result, approximately one-third of the Aventine board is elected each year. Directors hold office until their terms expire and their successors have been elected and qualified.

Amendments to Charter Documents and Bylaws

  NEC

        The restated articles of incorporation of NEC require that amendments to the articles of incorporation be approved by a two-thirds majority vote of the stockholders present and voting at a regular or special meeting.

        Amendments to the bylaws of NEC may be approved by a majority vote of the stockholders present and voting at a regular or special meeting. Amendments to the bylaws may also be approved by a three-fourths majority vote of the entire NEC board of directors. As long as any shares of NEC's preferred stock is outstanding, may not be amended without the consent of the holders of at least a majority of the outstanding shares of preferred stock. There are currently no authorized or existing share of preferred stock.

  Aventine

        Aventine's amended and restated certificate of incorporation generally requires the approval of the holders of at least 85% of the voting power of the issued and outstanding shares of its capital stock entitled to vote generally at an election of directors to amend certain provisions of Aventine's certificate of incorporation described in this section. Aventine's amended and restated certificate of incorporation and bylaws provide that the holders of at least 85% of the voting power of the issued and outstanding shares of Aventine's capital stock entitled to vote generally at an election of directors have the power to amend or repeal its bylaws. In addition, Aventine's amended and restated certificate of incorporation grants its board of directors the authority to amend and repeal its bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or its amended and restated certificate of incorporation.

Action by Written Consent

  NEC

        Any action required to be taken at any annual or special meeting of stockholders of NEC, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting if consented to in writing signed by all of the holders of outstanding stock entitled to vote on any such action.

  Aventine

        Aventine's amended and restated certificate of incorporation permits all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting to be taken by unanimous written consent of the holders of the outstanding capital stock of Aventine without a meeting or by such lesser amount if so determined by the board of directors.

Special Stockholder Meetings

  NEC

        A special meeting of stockholders of NEC may be called by the board of directors of NEC. Additionally, NEC's bylaws provide that the board of directors of NEC is required to call a special meeting of stockholders upon the written request of the holders of 10% of the stockholders entitled to vote at any such meeting.

  Aventine

        Aventine's amended and restated certificate of incorporation and bylaws deny stockholders the right to call a special meeting of stockholders. Aventine's amended and restated certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by Aventine's board of directors or the chairman of Aventine's board.

Limitation of Personal Liability and Indemnification of Directors and Officers

  NEC

        The bylaws of NEC provide that no person shall be liable to the corporation or its stockholders for any loss, damage, liability or expense suffered by the corporation on account of any action taken or omitted to be taken by such person as a director or officer or manager of the corporation, if such person (a) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The bylaws of NEC further provide that NEC shall indemnify and advance expenses to each person who is or was a director, officer, general manager, employee or agent of the corporation, or is or was serving at the corporation's request as a director, officer, general manager, employee or agent to the full extent permitted by the laws of the State of Nebraska.

  Aventine

        Aventine adopted provisions in its certificate of incorporation that limit or eliminate the personal liability of its directors to the maximum extent permitted by the DGCL. The DGCL expressly permits a corporation to provide that its directors will not be liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

  •
  for any breach of the director's duty of loyalty to Aventine or its stockholders;

  •
  for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (relating to unlawful stock repurchases, redemptions or other distributions or payment of dividends); or

  •
  for any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Aventine's certificate of incorporation and bylaws also authorize Aventine to indemnify its officers, directors and other agents to the fullest extent permitted under the DGCL and Aventine may advance expenses to its directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

        As permitted by the DGCL, Aventine's certificate of incorporation and bylaws provide that:

  •
  Aventine must indemnify its board members and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; and

  •
  Aventine may purchase and maintain insurance on behalf of its current or former board members, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

        Aventine may enter into separate indemnification agreements with each of its board members and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require Aventine, among other things, to indemnify its board members and officers against liabilities that may arise by reason of their status or service as board members and officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require Aventine to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

Restrictions on Transfer

  NEC

        NEC's bylaws provide that all equity interests issued by NEC may be assigned or transferred, so long as the transferee qualifies for ownership of NEC's capital stock and agrees to assume responsibilities of the transferor pursuant to any uniform marketing agreement between transferor and NEC. If a transferee does not qualify for ownership of NEC's capital stock, the transferee may be issued a certificate of participation or nonvoting stock representing the transferee's interest at the time of the transfer. Such nonvoting certificate of participation or nonvoting stock shall not be entitled to receive interest or dividends, because no interest or dividends are paid on capital stock.

  Aventine

        Aventine's amended and restated certificate of incorporation and bylaws do not provide for restrictions on transfers of shares of Aventine common stock.

Voting Rights; Required Vote for Authorization of Certain Actions; Anti-Takeover Effects of Provisions of Delaware Law

  NEC

        Under NEC's bylaws, each stockholder is entitled to one vote only in all matters of business brought before NEC, regardless of the number of shares held by such stockholder. Shares held by two or more persons as joint tenants or tenants in common shall be entitled to one vote only.

        All matters relating to NEC are decided by a vote of the majority of the stockholders voting on such matter, except as specifically provided by Nebraska law or as may be otherwise set forth in NEC's articles of incorporation or bylaws.

  Aventine

        The holders of Aventine's common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have any right to cumulate votes in the election of directors.

Veto Rights Under the NELLC Operating Agreement

        NELLC is governed by an operating agreement which, among other things, requires a vote of holders of at least 80% of the outstanding member interests before NELLC may undertake certain actions, including, but not limited to the following:

  •
  loans or advances to or investments in any other person, other than in the ordinary course of business;

  •
  acquisitions of capital assets or other capital expenditures during any taxable year in excess of certain specified thresholds;

  •
  the sale, lease or disposition of the property having a fair market value in excess of certain specified thresholds;

  •
  borrowings (including under capitalized leases, but excluding trade payables in the ordinary course of business) or the grant or creation of any security interest or other lien on any of NELLC's property;

  •
  the guarantee or assumption of any liability or obligation of any person, except in the ordinary course of business;

  •
  except as provided in the operating agreement, the acquisition of any member's interests in NELLC by redemption or otherwise;

  •
  the engagement of any member or affiliate of any member to provide any services or perform any functions to or for NELLC (such as renting office space, providing accounting services, providing self-insurance or allocations of any member overhead to NELLC); and

  •
  any transaction not in the "ordinary course of business or affairs" or "in the usual way of business and affairs" of NELLC.

        The operating agreement also contains provisions which require NELLC to obtain the approval of holders of at least 80% of the membership interests in order to distribute an amount in excess of 60% of its annual taxable income.

 LEGAL MATTERS

        The legality of the securities offered by this prospectus will be passed upon for Aventine by Davis Polk & Wardwell.

EXPERTS

        The consolidated financial statements of Aventine appearing in Aventine's Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedule appearing therein), and the effectiveness of Aventine's internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        Aventine files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any report, statement or other information that Aventine files with the SEC at the SEC's public reference room at the following location:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning Aventine may also be obtained at its website at "http://www.aventinerei.com/" and at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

        Aventine has supplied all information contained in this prospectus relating to Aventine, and NEC and NELLC has supplied all such information relating to NEC and NELLC.

        The SEC allows Aventine to "incorporate by reference" information into this prospectus. This means that Aventine can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This prospectus incorporates by reference the documents set forth below that Aventine has previously filed with the SEC. These documents contain important information about Aventine's companies and their financial performance.

Aventine's SEC Filings (File No. 001-32922)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2007
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2008
Current Reports on Form 8-K	Filed on June 13, 2008 and August 1, 2008
Description of Aventine's Common Stock from Registration Statement on Form S-1/A	Filed on July 25, 2006

        Aventine is also incorporating by reference additional documents that it files with the SEC between the date of this prospectus and the date of the special meeting of the stockholders of NEC.

        You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from us or the SEC. Documents incorporated by reference are available from Aventine without charge, excluding all exhibits, unless Aventine has specifically incorporated by reference an exhibit in this prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following address:

        You should rely only on the information contained in this prospectus. Aventine has not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated            , 2008. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. Neither the mailing of this prospectus to stockholders nor the issuance of Aventine common stock in the transaction creates any implication to the contrary.

 INFORMATION STATEMENT AND BALLOT TO BE SENT TO NEC STOCKHOLDERS

NOTICE OF SPECIAL MEETING OF THE STOCKHOLDERS

OF

NEBRASKA ENERGY COOPERATIVE, INC.

605 12th Street—P.O. Box 209
Aurora, Nebraska 68818

August     , 2008

Dear NEC Stockholder:

        Notice is hereby given of a special meeting (the "Special Meeting") of the stockholders of Nebraska Energy Cooperative, Inc. ("NEC"), a Nebraska cooperative corporation, to be held at            ,            on            , 2008 at             a.m., local time.

        On July 31, 2008, NEC entered into a purchase agreement (the "Purchase Agreement") with Aventine Renewable Energy Holdings, Inc. ("Aventine"), a Delaware corporation. Pursuant to the Purchase Agreement, NEC will sell and transfer its 21.58% membership interest in Nebraska Energy, L.L.C. ("NELLC") for 1,000,000 shares of the common stock, par value $0.001 per share, of Aventine.

        By the terms of the Purchase Agreement, the purchase would be completed as soon as practicable after the stockholders of NEC approve the Purchase Agreement but in no event later than September 30, 2008. Once the transaction (the "Transaction") pursuant to the Purchase Agreement is completed, NEC would be dissolved according to a plan of dissolution (the "Plan of Dissolution") (to be approved by the NEC stockholders at the Special Meeting) after distribution of patronage and membership interests, payment of taxes, if any, and final accounting for NEC is completed and the affairs of NEC are wound up. The Purchase Agreement and the Plan of Dissolution are enclosed with this notice.

        The board of directors of NEC has approved the Purchase Agreement and the Plan of Dissolution. The stockholders will be asked to vote on the approval of the Purchase Agreement and the Plan of Dissolution at the Special Meeting. The purpose of the Special Meeting is approval of a resolution by the NEC stockholders to: (1) Approve the Purchase Agreement; and (2) Approve the Plan of Dissolution of the corporate entity upon the winding up of its affairs.

        The resolution to approve the Purchase Agreement and the Plan of Dissolution each require the approval of two-thirds of the NEC stockholders present and voting at the Special Meeting. We urge you to take advantage of the convenience of returning the enclosed ballot by the self addressed stamped envelope. Those NEC stockholders voting by mail ballot are considered present and voting for purposes of quorum and approval of the resolution.

        State law requires all mail ballots to be signed. However, in order to assure anonymity, the secretary of the board of directors of NEC has appointed NEC's independent auditor, Bernie Horst, to receive and tabulate all mail ballots on behalf of NEC's board of directors and to report the results of the mail balloting to the secretary of NEC's board of directors at the Special Meeting. All mail ballots cast must be mailed to NEC's independent auditor, Bernie Horst, in the enclosed addressed and stamped envelope, postmarked not later than                                     ,             2008 (AT LEAST FIVE DAYS BEFORE SPECIAL MEETING). If you return the ballot, you may withdraw it and vote in person at the Special Meeting.

        Pursuant to Neb. Rev. Stat.§§ 21-21,137 to 21-20,150, NEC stockholders have the right to exercise dissenters' rights in the event the Transaction is approved. The notice of dissenters' rights is incorporated within this notice of Special Meeting. NEC stockholders are reminded that the Plan of Dissolution is also being placed before the stockholders for approval that will provide for distribution of the common stock received from Aventine to each stockholder upon consummation of the Transaction. Each NEC stockholder will then be able to hold the stock or liquidate it for cash as he or she desires.

        AVENTINE IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND AVENTINE A PROXY. No vote is required on the part of the Aventine stockholders in connection with this Transaction. We urge you to read this information statement and the enclosed prospectus, including the matters discussed under "Risk Factors", carefully.

Sincerely,
Chairman, Board of Directors Nebraska Energy Cooperative, Inc.

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the Transaction described in the enclosed prospectus or the Aventine common stock to be issued in connection with the Transaction or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

 NOTICE OF DISSENTER'S RIGHTS

        Pursuant to Neb. Rev. Stat. §§ 21-21,137 to 21-20,150, NEC stockholders have the right to exercise dissenters' rights and in the event the Transaction is approved. Dissenters' rights are governed by the provisions of the Nebraska statutes reprinted below.

        Dissenters' rights entitle a stockholder to dissent from, and obtain payment of the fair value of his or her shares in event of consummation of the Purchase Agreement. The statutory procedures set forth below provide all the necessary steps a stockholder must take in order to exercise such rights.

        These steps include, but are not necessarily limited to, requiring the following from a dissenting stockholder:

  1.
  The dissenting stockholder must deliver to NEC, before the vote is taken, written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated; and

  2.
  The dissenting stockholder shall not vote in favor of the proposed action. In this instance, a dissenting stockholder would have to sign either the mail ballot or the ballot used at the Special Meeting in order to prove that he or she voted "no" on the resolution to approve the Purchase Agreement.

        Failure to satisfy BOTH of the foregoing requirements will disqualify a stockholder from exercising his or her dissenters' rights.

        The following statutory provision set forth the process to be followed by NEC and a dissenting stockholder in the event the Transaction is approved.

DISSENTER'S RIGHTS STATUTORY PROVISIONS

  § 21-20,137. Dissenters' rights; terms, defined.

        For purposes of sections 21-20,137 to 21-20,150:

        (1)   Beneficial shareholder shall mean the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder;

        (2)   Corporation shall mean the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer;

        (3)   Dissenter shall mean a shareholder who is entitled to dissent from corporate action under section 21-20,138 and who exercises that right when and in the manner required by sections 21-20,140 to 21-20,148;

        (4)   Fair value, with respect to a dissenter's shares, shall mean the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

        (5)   Interest shall mean interest from the effective date of the corporate action until the date of payment at the rate specified in section 45-104, as such rate may from time to time be adjusted by the Legislature;

        (6)   Record shareholder shall mean the person in whose name shares are registered in the records of a corporation or the beneficial shareholder to the extent of the rights granted by a nominee certificate on file with a corporation; and

        (7)   Shareholder shall mean the record shareholder or the beneficial shareholder.

  § 21-20,138. Right to dissent.

        (1)   A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (a)   Consummation of a plan of merger to which the corporation is a party:

            (i)    If shareholder approval is required for the merger by section 21-20,130 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

            (ii)   If the corporation is a subsidiary that is merged with its parent under section 21-20,131;

          (b)   Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (c)   Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (d)   An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

            (i)    Alters or abolishes a preferential right of the shares;

            (ii)   Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

            (iii)  Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

            (iv)  Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

            (v)   Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 21-2038; or

          (e)   Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, the bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

        (2)   A shareholder entitled to dissent and obtain payment for his or her shares under sections 21-20,137 to 21-20,150 may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

        (3)   The right to dissent and obtain payment under sections 21-20,137 to 21-20,150 shall not apply to the shareholders of a bank, trust company, stock-owned savings and loan association, or the holding company of any such bank, trust company, or stock-owned savings and loan association.

  § 21-20,139. Dissent by nominees and beneficial owners.

        (1)   A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection shall be determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

        (2)   A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if:

          (a)   He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b)   He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

  § 21-20,140. Notice of dissenters' rights.

        (1)   If proposed corporate action creating dissenters' rights under section 21- 20,138 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under sections 21-20,137 to 21-20,150 and be accompanied by a copy of such sections.

        (2)   If corporate action creating dissenters' rights under section 21-20,138 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send those shareholders the dissenters' notice described in section 21-20,142.

  § 21-20,141. Dissenters' rights; notice of intent to demand payment.

        (1)   If proposed corporate action creating dissenters' rights under section 21- 20,138 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (a) shall deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated and (b) shall not vote his or her shares in favor of the proposed action.

        (2)   A shareholder who does not satisfy the requirements of subsection (1) of this section shall not be entitled to payment for his or her shares under sections 21-20,137 to 21-20,150.

  § 21-20,142. Dissenters' notice.

        (1)   If proposed corporate action creating dissenters' rights under section 21- 20,138 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 21-20,141.

        (2)   The dissenters' notice shall be sent no later than ten days after the corporate action was taken and shall:

          (a)   State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

          (b)   Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (c)   Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or she acquired beneficial ownership of the shares before that date;

          (d)   Set a date by which the corporation shall receive the payment demand which date may not be fewer than thirty nor more than sixty days after the date the notice required by subsection (1) of this section is delivered; and

          (e)   Be accompanied by a copy of sections 21-20,137 to 21-20,150.

  § 21-20,143. Dissenters' rights; duty to demand payment.

        (1)   A shareholder who was sent a dissenters' notice described in section 21- 20,142 shall demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subdivision (2)(c) of section 21-20,142, and deposit his or her certificates in accordance with the terms of the notice.

        (2)   The shareholder who demands payment and deposits his or her shares under subsection (1) of this section shall retain all other rights of a shareholder until such rights are canceled or modified by the taking of the proposed corporate action.

        (3)   A shareholder who does not demand payment or does not deposit his or her share certificates where required, each by the date set in the dissenters' notice, shall not be entitled to payment for his or her shares under sections 21-20,137 to 21-20,150.

  § 21-20,144. Dissenters' rights; share restrictions.

        (1)   The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under section 21-20,146.

        (2)   The person for whom dissenters' rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until such rights are canceled or modified by the taking of the proposed corporate action.

  § 21-20,145. Dissenters' rights; payment.

        (1)   Except as provided in section 21-20,147, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 21-20,143 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

        (2)   The payment shall be accompanied by:

          (a)   The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (b)   A statement of the corporation's estimate of the fair value of the shares;

          (c)   An explanation of how the interest was calculated;

          (d)   A statement of the dissenter's right to demand payment under section 21- 20,148; and

          (e)   A copy of sections 21-20,137 to 21-20,150.

  § 21-20,146. Dissenters' rights; failure to take action.

        (1)   If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

        (2)   If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under section 21-20,142 and repeat the payment demand procedure.

  § 21-20,147. Dissenters' rights; after-acquired shares.

        (1)   A corporation may elect to withhold payment required by section 21-20,145 from a dissenter unless he or she was the beneficial shareholder before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

        (2)   To the extent the corporation elects to withhold payment under subsection (1) of this section after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment under section 21-20,148.

  § 21-20,148. Dissenters' rights; procedure if shareholder dissatisfied with payment or offer.

        (1)   A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under section 21- 20,145, or reject the corporation's offer under section 21-20,147 and demand payment of the fair value of his or her shares and interest due if:

          (a)   The dissenter believes that the amount paid under section 21-20,145 or offered under section 21-20,147 is less than the fair value of his or her shares or that the interest due is incorrectly calculated;

          (b)   The corporation fails to make payment under section 21-20,145 within sixty days after the date set for demanding payment; or

          (c)   The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

        (2)   A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for his or her shares.

  § 21-20,149. Dissenters' rights; court action.

        (1)   If a demand for payment under section 21-20,148 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

        (2)   The corporation shall commence the proceeding in the district court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the district court of the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

        (3)   The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

        (4)   The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. Appraisers shall have the powers described in the order appointing them or in any amendment to such order. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

        (5)   Each dissenter made a party to the proceeding shall be entitled to judgment (a) for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or (b) for the fair value, plus accrued interest, of his or her after-acquired shares for which the corporation elected to withhold payment under section 21- 20,147.

  § 21-20,150. Dissenters' rights; court costs and attorney's fees.

        (1)   The court in an appraisal proceeding commenced under section 21-20,149 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 21-20,148.

        (2)   The court may also assess the attorney's fees and expenses and the fees and expenses of experts for the respective parties in amounts the court finds equitable:

          (a)   Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 21-20,140 to 21-20,148; or

          (b)   Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by sections 21-20,137 to 21-20,150.

        (3)   If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

 BALLOT

STOCKHOLDER RESOLUTION:

        WHEREAS, Nebraska Energy Cooperative, Inc. is the owner of a 21.58% membership interest in Nebraska Energy, L.L.C.;

        WHEREAS, Aventine Renewable Energy, LLC, wholly-owned subsidiary Aventine Renewable Energy Holdings, Inc., is the owner of the remaining membership interests in Nebraska Energy L.L.C.;

        WHEREAS, Aventine Renewable Energy Holdings, Inc. has entered into a purchase agreement (the "Purchase Agreement") with Nebraska Energy Cooperative, Inc. to purchase Nebraska Energy Cooperative Inc.'s membership interests in Nebraska Energy, L.L.C. on the terms and conditions set forth in the Purchase Agreement;

        WHEREAS, once the transaction pursuant to the Purchase Agreement is complete, Nebraska Energy Cooperative, Inc. would be dissolved according to a plan of dissolution (the "Plan of Dissolution") after distribution of patronage and membership interests, payment of taxes, if any, and final accounting for Nebraska Energy Cooperative, Inc. is completed and the affairs of Nebraska Energy Cooperative, Inc. are wound up; and

        WHEREAS, if the Stockholder's of Nebraska Energy Cooperative, Inc. approve the Purchase Agreement and complete the transaction, Nebraska Energy Cooperative, Inc. will have no other business activities.

        NOW THEREFORE, BE IT RESOLVED THAT:

    The Purchase Agreement between Nebraska Energy Cooperative, Inc. and Aventine Renewable Energy Holdings, Inc. is hereby approved and the board of directors and management of Nebraska Energy Cooperative, Inc. are authorized to complete the transaction in accordance with the terms and conditions of the Purchase Agreement; and

    BE IT FURTHER RESOLVED THAT:

    The Plan of Dissolution of Nebraska Energy Cooperative, Inc. is hereby approved and the board of directors and management of Nebraska Energy Cooperative, Inc. are authorized to wind up the affairs of Nebraska Energy Cooperative, Inc. and dissolve Nebraska Energy Cooperative, Inc. as set forth in the Plan of Dissolution.

    )        I vote FOR APPROVAL of the foregoing Stockholder Resolution.

    )        I vote AGAINST approval of the foregoing Stockholder Resolution.

      Dated                        , 2008.

Print Name of Stockholder
Signature of Stockholder

Nebraska law (§ 21-1303) requires that mailed ballots be signed by the stockholder.

THE BALLOT MUST BE POSTMARKED NOT LATER THAN                        ,             2008 (AT LEAST 5 DAYS BEFORE SPECIAL MEETING) TO BE COUNTED.

NEBRASKA ENERGY COOPERATIVE, INC. Aurora, Nebraska.

 QUESTIONS AND ANSWERS

        The following section provides answers to frequently asked questions about the proposed sale of NEC's 21.58% membership interest in NELLC to Aventine pursuant to the terms of the Purchase Agreement. This section, however, provides only summary information. We urge you to read carefully the remainder of this information statement, including the attached prospectus and the annexes to the prospectus, because the information in this section does not provide all the information that might be important to you regarding the Transaction and the issuance of Aventine common stock being considered at the Special Meeting. References in this prospectus to "you" refer to NEC stockholders and references to "we" or "us" refer to NEC. References in this information statement to Aventine refer to Aventine Renewable Energy Holdings, Inc. and its subsidiaries, and references to NEC and NELLC refer to Nebraska Energy Cooperative, Inc. and Nebraska Energy, L.L.C., respectively, in each case, unless the context otherwise requires.

Q:
What is the proposed transaction?

A:
Aventine has entered into a Purchase Agreement dated July 31, 2008 with NEC, pursuant to which NEC has agreed to sell and transfer its 21.58% membership interest in NELLC to Aventine in exchange for 1,000,000 shares of common stock of Aventine.

Q:
What is this document?

A:
This document constitutes a notice of meeting with respect to the NEC Special Meeting of stockholders at which the NEC stockholders will consider and vote on a proposal to approve the sale and transfer of NEC's 21.58% membership interest in NELLC to Aventine and to approve a Plan of Dissolution of NEC. These documents are is being sent to you along with a prospectus of Aventine with respect to the shares of Aventine common stock to be issued to NEC pursuant to the Purchase Agreement.

Q:
What is the Plan of Dissolution?

A:
The Plan of Dissolution describes how NEC will distribute the proceeds from the sale of its membership interest in NELLC to the NEC members as well as distribute any other assets to the NEC members following the winding up of the affairs of NEC. In particular:

        As soon as practical following receipt of the shares of common stock from Aventine that represent the proceeds from the sale of its membership interests in NELLC, NEC will:

    (a)
    Liquidate enough shares to generate Two Hundred Thousand Dollars ($200,000.00) to establish funds available for the winding up of the affairs of NEC, including, but not limited to, the payment of cash patronage for the 2007 fiscal year, the payment of any federal state or local taxes, liabilities and professional fees associated with the winding up of the affairs of NEC;

    (b)
    Transfer the balance of the remaining shares of common stock of Aventine received by NEC as consideration for the sale of its membership interests in NELLC on a pro-rata basis to each stockholder of NEC based upon the percentage of each respective stockholders capital stock and member's capital credits as it relates to total of stockholder capital stock and member's capital credits in NEC reflected on the books of NEC as of August 1, 2008; and

    (c)
    To the extent any cash assets remain after the payment of all costs of winding up the affairs of NEC, the funds remaining will be distributed among NEC's stockholder patrons by means of patronage allocations and/or return to the stockholders of their capital stock and member's capital credits as reflected on the books of NEC as of August 1, 2008.

        Following the winding up of the affairs of NEC, articles of dissolution will be filed with the Nebraska Secretary of State concluding the corporate existence of NEC.

Q:
What am I being asked to vote on?

A:
You are being asked to vote on a resolution to approve the Purchase Agreement and the Plan of Dissolution. The Transaction cannot be completed without the approval of two-thirds of the NEC stockholders present and voting at the Special Meeting of stockholders. Aventine is not asking you for a proxy and you are not requested to send a proxy to Aventine. No vote is required on the part of Aventine stockholders in connection with the Transaction.

Q:
Why is approval by the NEC stockholders required for this Transaction?

A:
The sale and transfer of NEC's 21.58% membership interest in NELLC constitutes a sale of substantially all of the assets of NEC. Under Nebraska law, the affirmative vote of two-thirds of the stockholders of NEC is required to approve the Purchase Agreement and the Plan of Dissolution.

Q:
How does the board of directors of NEC recommend that I vote?

A:
The board of directors of NEC recommends that you vote "FOR" approving the resolution approving the proposed Transaction in accordance with the terms of the Purchase Agreement and the Plan of Dissolution as adopted by the board of directors of NEC on July 30, 2008.

Q:
Who can vote at the Special Meeting?

A:
You can vote at the Special Meeting if you owned shares of NEC common stock at the close of business on August 1, 2008, the record date for the Special Meeting. At the close of business on the record date, there were 209 stockholders of NEC. Each stockholder has one vote in the affairs of NEC.

Q:
What vote of NEC stockholders is required to approve the sale and transfer of NEC's 21.58% membership interest in NELLC?

A:
The approval of the sale and transfer of NEC's 21.58% membership interest in NELLC to Aventine pursuant to the Purchase Agreement requires the affirmative vote of a two-thirds of the stockholders of NEC present and voting at the Special Meeting. Those voting by mail ballot are considered present and voting for purposes of determining a quorum and approval of the resolution to approve the Purchase Agreement and the Plan of Dissolution. The presence of stockholders at the meeting in person or that have submitted a mail ballot representing 10% of NEC's stockholders constitutes a quorum.

Q:
Where and when is the Special Meeting of NEC stockholders?

A:
The Special Meeting will be held at            ,            on            , 2008 at             a.m., local time.

Q:
What do I need to do to attend the Special Meeting?

A:
Either return your mail ballot, having marked your vote and signed the same or attend the Special Meeting in person to vote. Those who have previously voted by mail ballot may have their mail ballot returned to them at the Special Meeting and cast a vote in person at the Special Meeting.

Q:
Should I send in my stock certificates?

A:
No. All stock and equity interests are, as allowed by the bylaws of NEC, noted in book entry form on the books of NEC.

Q:
When do you expect the Transaction to be completed?

A:
We are working to complete the Transaction as quickly as possible. If the sale and transfer of NEC's 21.58% membership interest in NELLC to Aventine pursuant to the Purchase Agreement is approved by NEC stockholders, it is anticipated that the Transaction will be completed promptly thereafter. However, it is possible that factors outside the control of Aventine and NEC could require Aventine and NEC to complete the Transaction at a later time or not complete it at all.

Q:
Are dissenters' rights available to NEC stockholders?

A:
Yes. Pursuant to Neb. Rev. Stat. §§ 21-21,137 to 21-20,150, NEC stockholders have the right to exercise dissenters' rights and in the event the Transaction is approved. The notice of the Special Meeting contains the notice of dissenters' rights and statutory provisions governing such rights, all as required by state law.

Q:
Who can help answer my questions about the Transaction or the Special Meeting?

A:
If you have any questions about the Transaction or the Special Meeting, you should contact:

  Nebraska Energy Cooperative, Inc.
  605 12th Street—P.O. Box 209
  Aurora, Nebraska 68818
  Attn: Kelly Grossnicklaus
  Tel: 402-694-2106

Q:
Where can I get additional copies of the prospectus?

A:
If you would like to obtain additional copies of the prospectus, you should contact:

  Aventine Renewable Energy Holdings, Inc.
  120 North Parkway, P.O. Box 1800
  Pekin, Illinois 61555-1800
  Attn: Investor Relations
  Tel: (309) 347-9709

 THE SPECIAL MEETING

Date, Time and Place

        This information statement is being mailed to NEC stockholders on or about            , 2008 in connection with the Special Meeting of NEC stockholders to be held on            , 2008 at             a.m., local time, at            ,            , and at any properly reconvened meeting following an adjournment or postponement thereof.

Purpose of the Special Meeting

        NEC stockholders will consider and vote upon a resolution:

  •
  To approve the Purchase Agreement for the sale and transfer of NEC's 21.58% membership interest in NELLC to Aventine in exchange for 1,000,000 shares of common stock of Aventine dated July 31, 2008, between Aventine and NEC;

  •
  To approve the Plan of Dissolution to dissolve NEC after completion of the Transaction contemplated by the Purchase Agreement; and

  •
  Such other business as may properly come before the meeting or any properly reconvened meeting following an adjournment or postponement thereof.

        The board of directors of NEC has determined that the sale and transfer of NEC's 21.58% membership interest in NELLC to Aventine pursuant to the Purchase Agreement and the dissolution of NEC according to the Plan of Dissolution is advisable and in the best interests of NEC stockholders. The board of directors of NEC recommends that stockholders vote:

  •
  "FOR" approving the sale and transfer of NEC's 21.58% membership interest in NELLC to Aventine pursuant to the Purchase Agreement; and

  •
  "FOR" approving of the Plan of Dissolution.

Record Date; Shares Entitled to Vote; Required Vote; Quorum

        The close of business on August 1, 2008 has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and at any properly reconvened meeting following an adjournment or postponement thereof. At the close of business on the record date, there were 209 voting stockholders of NEC.

        The approval of the sale and transfer of NEC's 21.58% membership interest in NELLC to Aventine pursuant to the Purchase Agreement and the approval of the Plan of Dissolution requires the affirmative vote of two-thirds of the stockholders present and voting at the Special Meeting. The presence at the Special Meeting in person of at least 10% of the stockholders will constitute a quorum, which is necessary to hold the meeting. A returned mail ballot that is marked and signed by the NEC stockholder makes the NEC stockholder present and voting for purposes of the quorum and the action taken at the Special Meeting.

Shares Owned by NEC Directors and Executive Officers

        On the record date, each director and the general manager of NEC beneficially owned common stock in NEC and each were entitled to one vote which collectively represented approximately 6.2% of the stockholders of NEC on the record date. The directors and general manager NEC have informed NEC that they each intend to vote:

  •
  "FOR" approval of the resolution approving the sale and transfer of NEC's 21.58% membership interest in NELLC to Aventine pursuant to the Purchase Agreement; and

  •
  "FOR" approving the Plan of Dissolution to dissolve NEC after completion of the Transaction contemplated by the Purchase Agreement in accordance with said Plan of Dissolution.

Material United States Federal Income Tax Consequences of the Transaction

        As the members of NEC were advised by a letter dated July 14, 2008 from NEC, and as discussed at an information meeting held by NEC on July 22, 2008, depending on the tax basis that each stockholder has in their respective shares of NEC stock, there may be a capital gain or loss to be recognized as result of the transaction. Any gain or loss on the transaction will not be recognized at the NEC corporate level. Consistent with cooperative accounting practices, such gain or loss will be passed through to each stockholder who must then determine their respective individual tax consequences. Each stockholder is encouraged to consult with their respective tax advisors as to the personal tax consequences of this transaction.

Consequences of the Transaction to NEC Stockholders

        NEC stockholders, whose rights are currently governed by NEC's articles of incorporation and NEC's bylaws, will become stockholders of Aventine and their rights will be governed by Aventine's certificate of incorporation and Aventine's bylaws.

Dissenters' Rights

        Pursuant to Neb. Rev. Stat. §§ 21-21,137 to 21-20,150, NEC stockholders have the right to exercise dissenters' rights and in the event the Transaction is approved. The notice of the Special Meeting contains the notice of dissenters' rights and statutory provisions governing such rights, all as required by state law.

 PLAN OF DISSOLUTION

NEBRASKA ENERGY COOPERATIVE, INC.

        The following plan of dissolution (the "Plan of Dissolution") is adopted for Nebraska Energy Cooperative, Inc. (herein "NEC") subject to approval by its stockholders:

        NEC is a member of Nebraska Energy L.L.C., a Kansas limited liability company (herein the "Company"). NEC is the holder of a 21.58% membership interest in the Company.

        NEC has entered into an agreement (the "Agreement") with Aventine Renewable Energy Holdings, Inc., ("Aventine") pursuant to which Aventine will acquire the membership interest of NEC in the Company on or before September 30, 2008.

        Except for the membership interests in the Company and cash reserves, NEC has no operating assets or ongoing business activities.

        In consideration for the purchase of the membership interests from NEC in the Company, Aventine will transfer One Million (1,000,000) shares of the common stock (par value $0.001) of Aventine to NEC upon closing. As soon as practical following receipt of the shares of common stock from Aventine that represent the proceeds from the sale of its membership interests in the Company, NEC will:

  (1)
  Liquidate enough shares to generate Two Hundred Thousand Dollars ($200,000.00) to establish funds available for the winding up of the affairs of NEC including, but not limited to the payment of cash patronage for the 2007 fiscal year, the payment of any federal state or local taxes, liabilities and professional fees associated with the winding up of the affairs of NEC;

  (2)
  Transfer the balance of the remaining shares of common stock of Aventine received by NEC as consideration for the sale of its membership interests in the Company on a pro-rata basis to each stockholder of NEC based upon the percentage of each respective stockholders capital stock and member's capital credits as it relates to total of stockholder capital stock and member's capital credits in NEC reflected on the books of NEC as of August 1, 2008. Aventine common stock will be issued in whole shares. Any fractional share interest to which a NEC stockholder is entitled will be distributed in cash as part of the distribution set forth in Section (3) below; and

  (3)
  To the extent any cash assets remain after the payment of all costs of winding up the affairs of NEC, the funds remaining will be distributed among NEC's stockholder patrons by means of patronage allocations and/or return to the stockholders of their capital stock and member's capital credits as reflected on the books of NEC as of August 1, 2008.

        Upon completion of the patronage allocations, equity distributions, and final tax and book accounting activities, NEC will file articles of dissolution with the Nebraska Secretary of State and publish the required notice of dissolution.

        In the event it is determined by the Internal Revenue Service or the Nebraska Department of Revenue that additional taxes must be paid by NEC after the payment of all expenses and distribution of all patronage and capital credits to the stockholders, the stockholders shall remit, on a pro-rata basis based upon allocations and distributions received, the amounts necessary to fund the payment of any additional taxes, interest or penalties.

        This Plan of Dissolution will be submitted to the stockholders of NEC at a special meeting to be held upon at least ten (10) days written notice to the stockholders as required by the bylaws of NEC. The notice shall include a mail ballot for use by the stockholders.

        The board of directors of NEC reserves the right, in its sole discretion, to abandon or discontinue this Plan of Dissolution at any time prior to the filing of articles of dissolution.

        Adopted by the board of directors of NEC on July 30, 2008.

 PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eleven of the Registrant's certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides for such limitation of liability.

        The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 21.    Exhibits and Financial Statement Schedules

  (a)
  See Exhibit Index.

Exhibit No.	Description
2.1	Purchase Agreement, dated as of July 31, 2008 by and between Aventine Renewable Energy Holdings, Inc. and Nebraska Energy Cooperative, Inc. (included as Annex A to the prospectus that is a part of this Registration Statement).
3.1(1)	Amended and Restated Certificate of Incorporation of Aventine Renewable Energy Holdings, Inc.
3.2(1)	Amended and Restated Bylaws of Aventine Renewable Energy Holdings, Inc.
4.1(1)	Rights Agreement dated as of December 19, 2005 between Aventine Renewable Energy Holdings Inc. and American Stock Transfer & Trust Company, as Rights Agent.
4.2(1)	Registration Rights Agreement dated December 17, 2004 between Aventine Renewable Energy Holdings, Inc. and the Guarantors named therein and Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC and Bear, Stearns & Co. Inc.
4.3(1)	Registration Rights Agreement dated as of December 12, 2005 among Aventine Renewable Energy Holdings, Inc., the Investor Holders and the Management Holders named therein.
4.4(1)	Registration Rights Agreement dated as of December 23, 2005 by and between Aventine Renewable Energy Holdings, Inc. and Friedman, Billings, Ramsey & Co., Inc.

Exhibit No.	Description
4.5
Indenture, dated as of March 27, 2007, among Aventine Renewable Energy Holdings, Inc., the subsidiary guarantors named therein, and Wells Fargo Bank, N.A. and the form of note (incorporated by reference to Exhibit 4. 1 of Registrant's Current Report on Form 8-K filed on April 2, 2007).
5.1**	Opinion of Davis Polk & Wardwell, regarding the legality of the securities being issued.
10.1
Lease Agreement, dated as of October 31, 2006 by and between the Indiana Port Commission and Aventine Renewable Energy—Mt Vernon, LLC (the "Mt Vernon Lease Agreement") (incorporated by reference to Exhibit 10.1 of Aventine's Annual Report on Form 10-K filed on March 5, 2007).
10.1.1(6)	First Amendment to Mt Vernon Lease Agreement, dated as of June 14, 2007.
10.1.2(6)	Second Amendment to Mt Vernon Lease Agreement, dated as of October 18, 2007.
10.1.3(6)	Third Amendment to Mt Vernon Lease Agreement, dated as of January 26, 2008.
10.2(6)	Design-Builder Agreement between Fagen, Inc. and Aventine Renewable Energy Holdings, Inc. dated as of September 9, 2005. *
10.3(3)
Advance Work Agreement, dated as of March 12, 2007, between Aventine Renewable Energy Holdings, Inc. and Delta-T Corporation, for the purchase of plant equipment in advance of the completion of negotiations of an engineering, procurement and construction agreement with Kiewit Energy Company.
10.4(3)
Pre-engineering, procurement and construction consulting and contracting services contract, dated as of March 17, 2007, between Aventine Renewable Energy Holdings, Inc. and Kiewit Energy Company, for the performance of certain tasks related to the design and construction of Aventine Renewable Energy Holdings, Inc.'s proposed Aurora, Nebraska ethanol facility.
10.5(4)	Engineering, Procurement and Construction Services Fixed Price Contract, dated as of May 31, 2007, between Aventine Renewable Energy-Aurora West, LLC and Kiewit Energy Company. *
10.6(4)	Engineering, Procurement and Construction Services Fixed Price Contract, dated as of May 31, 2007, between Aventine Renewable Energy-Mt. Vernon, LLC and Kiewit Energy Company. *
10.7(4)	Parent Guaranty Agreement, dated as of August 6, 2007, between Aventine Renewable Energy Holdings, Inc. and Kiewit Energy Company.
10.8(4)	Parent Guaranty Agreement, dated as of August 6, 2007, between Aventine Renewable Energy Holdings, Inc. and Kiewit Energy Company.
10.9(6)	Non-Employee Director Compensation Schedule.
10.10(5)	Form of Performance Stock Unit Award Agreement (2003 Stock Incentive Plan).
10.11(5)	Form of Stock Option Award Agreement (2003 Stock Incentive Plan).
10.12(5)	Form of Restricted Stock Award Agreement (2003 Stock Incentive Plan).
10.13(5)	Form of Non-employee Director Restricted Stock Unit Award Agreement (2003 Stock Incentive Plan).
10.14
Purchase Agreement, dated as of March 21, 2007, among Aventine Renewable Energy Holdings, Inc., the subsidiary guarantors named therein and J.P. Morgan Securities, Inc., as representative of several initial purchasers (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K filed on March 27, 2007).

Exhibit No.	Description
10.15
Credit Agreement, dated as of March 23, 2007, by and among Aventine Renewable Energy, Inc., Aventine Renewable Energy—Mt Vernon, LLC and Aventine Renewable Energy—Aurora West, LLC, the other Loan Parties thereto, the lenders thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K filed on March 26, 2007).
10.16
Registration Rights Agreement, dated as of March 27, 2007, among Aventine Renewable Energy Holdings, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K filed on April 2, 2007).
10.17
Aventine Renewable Energy Holdings, Inc. 2003 Stock Incentive Plan (Amended and Restated as of April 16, 2007)(incorporated by reference to Exhibit 10.1 of Registrant's Current Report on Form 8-K filed on April 16, 2007).
10.18(2)	Stock Option Award Agreement for Ajay Sabherwal dated November 14, 2005.
10.19(2)	Amendment to Stock Option Award Agreement for Ajay Sabherwal dated December 30, 2005.
10.20(6)	Settlement and Release Agreement, dated as of February 27, 2008, by and among Aventine Renewable Energy Holdings, Inc., The Williams Companies, Inc. and Williams Energy Services, LLC.
21	List of Subsidiaries of Aventine Renewable Energy Holdings, Inc.
23.1	Consent of Ernst & Young LLP.
23.2**	Consent of Davis Polk & Wardwell (included in Exhibit 5.1).
24.1**	Power of Attorney

(1)
Filed with the registration statement on Form S-1 (333-132860) on March 30, 2006.

(2)
Filed with the amended registration statement on Form S-1/A (333-132860) on June 13, 2006.

(3)
Filed with Aventine's quarterly report on Form 10-Q on May 9, 2007.

(4)
Filed with Aventine's quarterly report on Form 10-Q on August 10, 2007.

(5)
Filed with Aventine's Current Report on Form 8-K on February 27, 2007.

(6)
Filed with Aventine's Current Report on Form 10-K, dated March 5, 2008.

*
Application was made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment was requested and granted has been filed separately with the Securities and Exchange Commission.

**
To be filed by amendment.

(b)
Not applicable.

(c)
Not applicable.

Item 22.    Undertakings

        (a)   (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (2)   The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (c)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pekin, Illinois on the 5th day of August, 2008.

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.
By:	/s/ RONALD H. MILLER Name: Ronald H. Miller Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RONALD H. MILLER Ronald H. Miller	President, Chief Executive Officer and Director (Principal Executive Officer)	August 5, 2008
/s/ AJAY SABHERWAL Ajay Sabherwal	Chief Financial Officer (Principal Financial Officer)	August 5, 2008
/s/ WILLIAM J. BRENNAN William J. Brennan	Chief Compliance and Accounting Officer (Principal Accounting Officer)	August 5, 2008
/s/ BOBBY L. LATHAM Bobby L. Latham	Non-Executive Chairman of the Board and Director	August 5, 2008
/s/ LEIGH J. ABRAMSON Leigh J. Abramson	Director	August 5, 2008
/s/ RICHARD A. DERBES Richard A. Derbes	Director	August 5, 2008
/s/ FAROKH S. HAKIMI Farokh S. Hakimi	Director	August 5, 2008

Signature	Title	Date

/s/ MICHAEL C. HOFFMAN Michael C. Hoffman	Director	August 5, 2008
/s/ WAYNE D. KUHN Wayne D. Kuhn	Director	August 5, 2008
/s/ ARNOLD M. NEMIROW Arnold M. Nemirow	Director	August 5, 2008

EXHIBIT INDEX

Exhibit No.	Page
2.1	Purchase Agreement, dated as of July 31, 2008 by and between Aventine Renewable Energy Holdings, Inc. and Nebraska Energy Cooperative, Inc. (included as Annex A to the prospectus that is a part of this Registration Statement).
5.1*	Opinion of Davis Polk & Wardwell, regarding the legality of the securities being issued.
21	List of Subsidiaries of Aventine Renewable Energy Holdings, Inc.
23.1	Consent of Ernst & Young LLP.
23.2*	Consent of Davis Polk & Wardwell (included in Exhibit 5.1).
24.1*	Power of Attorney

*
To be filed by amendment.

 Annex A

PURCHASE AGREEMENT

        AGREEMENT (this "Agreement") dated as of July 31, 2008 between Aventine Renewable Energy Holdings, Inc., a Delaware corporation ("Buyer"), and Nebraska Energy Cooperative, Inc., a Nebraska cooperative corporation ("Seller").

W I T N E S S E T H:

        WHEREAS, Seller and Aventine Renewable Energy, LLC, a Delaware limited liability company and wholly-owned subsidiary of Buyer ("ARE"), are the sole members of Nebraska Energy, LLC, a Kansas limited liability company (the "Company"); and

        WHEREAS, Seller is the record and beneficial owner of 21.58% (as may be adjusted prior to Closing as a result of any capital contributions made by Seller or ARE to the Company) of the Company's membership interests ("Seller's Membership Interests") and desires to sell Seller's Membership Interests to Buyer, and Buyer desires to purchase Seller's Membership Interests from Seller, upon the terms and subject to the conditions hereinafter set forth (the "Transaction").

        The parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

        Section 1.01. Definitions.    The following terms, as used herein, have the following meanings:

        "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

        "Applicable Law" means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

        "Closing Date" means the date of the Closing.

        "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

        "1933 Act" means the Securities Act of 1933.

        "Operating Agreement" means the Amended and Restated Operating Agreement of the Company dated August 27, 1994, as amended.

        "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a governmental authority.

        "Registration Statement" shall mean the registration statement of Buyer to be filed with the SEC on Form S-4 with respect to the offering of Buyer Stock in connection with the Transaction.

        "SEC" means the Securities and Exchange Commission.

ARTICLE 2
PURCHASE AND SALE

        Section 2.01.    Purchase and Sale.    Upon the terms and subject to the conditions of this Agreement, Seller, for and in consideration of 1,000,000 shares of common stock of Buyer (the "Buyer Stock"), agrees to sell, assign, transfer, convey and deliver to Buyer at the Closing all of Seller's right, title and interest in and to the Seller's Membership Interests, and Buyer agrees to accept at the Closing all right, title and interest of Seller in, to and under the Seller's Membership Interests.

        Section 2.02. Closing.    (a) The closing (the "Closing") of the purchase and sale of the Seller's Membership Interests hereunder shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, as soon as possible, but in no event later than 2 business days, after satisfaction of the conditions set forth in Section 2.04, or at such other time or place as Buyer and Seller may agree.

  (b)
  At the Closing:

          (i)    Seller shall deliver to Buyer such documentation, in form and substance reasonably satisfactory to Buyer, as is necessary or appropriate to effect or evidence transfer, free and clear of all Liens, of the Membership Interests from Seller to Buyer.

          (ii)   Buyer shall deliver to Seller the Buyer Stock pursuant to transfer instructions provided to Buyer at least 2 business days prior to the Closing plus any transfer fees required to be borne by Buyer in connection with such delivery of Buyer Stock pursuant to Section 6.05; provided that if Seller has provided a notice to Seller at least 2 business days prior to the Closing that the Buyer Stock should be delivered on a date other than the Closing Date, which date shall be no more than 30 days after the Closing Date, Seller shall deliver the shares of Buyer Stock on such other date to the account of Seller so designated by the Seller in the transfer notice.

        Section 2.03. Consent to Transfer.    Seller and Buyer hereby consent (and Buyer shall cause ARE to consent), as the holders of 100% of the membership interests in the Company, to the transfer by the Seller of Seller's Membership Interest to Buyer, in accordance with Article IX of the Operating Agreement, and Buyer shall become the owner of the Seller's Membership Interests in accordance with the terms of the Operating Agreement and hereby (together with ARE) becomes the sole member of the Company. From and after the Closing, Seller shall no longer participate or have any responsibility as a Member or manager in the affairs of the Company.

        Section 2.04.    Conditions To Closing.    The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

          (a)   There shall not be threatened, instituted or pending any action or proceeding by any Person before any governmental authority seeking prohibit the consummation of the Transaction;

          (b)   The affirmative approval of two-thirds majority of the Seller's stockholders present and voting at a special meeting duly called for the purpose of approving this Agreement and approving a Plan of Dissolution of the Seller (the "Seller Stockholder Meeting") shall have been obtained; and

          (c)   The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

        In addition, (x) the obligations of Seller to consummate the Closing shall be subject to the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time and Buyer shall have received a certificate signed by any executive officer of Seller to the foregoing effect; and (y) the obligations of Buyer to consummate the Closing shall be subject to the representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time and Buyer shall have received a certificate signed by any executive officer of Seller to the foregoing effect.

        Section 2.05.    Termination.    This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the stockholders of Seller):

        (a)   by mutual written agreement of Buyer and Seller;

        (b)   by the Buyer if the Transaction has not been consummated on or before September 30, 2008; provided that the right to terminate this Agreement pursuant to this Section 2.05(b) shall not be available to the Buyer if a breach by the Buyer of any provision of this Agreement results in the failure of the Transaction to be consummated by such time; or

        (c)   by either Buyer or Seller, if:

          (i)    there shall be any Applicable Law that (A) makes consummation of the Transaction illegal or otherwise prohibited or (B) enjoins Buyer or Seller from consummating the Transaction and such enjoinment shall have become final and nonappealable; or

          (ii)   at the Seller Stockholder Meeting (including any adjournment or postponement thereof), the requisite approval of the stockholders of the Seller shall not have been obtained.

        In the event Seller's stockholders fail to approve this Agreement, the parties agree that this Agreement shall be null and void and that Seller will remain a Member of the Company with the same status and rights as if this Agreement had never been executed.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller represents and warrants to Buyer as of the date hereof and as of the date of the Closing that:

        Section 3.01.    Corporate Existence and Power.    The Seller is a cooperative corporation duly incorporated, validly existing and in good standing under the laws of the state of Nebraska and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

        Section 3.02.    Corporate Authorization.    The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby are within Seller's corporate powers, have been duly authorized by all necessary corporate action on the part of Seller, and have been duly approved by the shareholders of Seller. This Agreement constitutes a valid and binding agreement of Seller.

        Section 3.03.    Governmental Authorization.    The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental authority.

        Section 3.04.    Noncontravention.    The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or bylaws of Seller, (ii) violate any applicable law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or to a loss of any benefit to which Seller is entitled under any provision of any agreement or other instrument binding upon Seller or (iv) result in the creation or imposition of any Lien on any asset of Seller or the Company.

        Section 3.05.    Ownership of Seller's Membership Interests.    Seller is the record and beneficial owner of Seller's Membership Interests, free and clear of any Lien and any other limitation or restriction (other than those restrictions set forth in the Operating Agreement), and will transfer and deliver to Buyer at the closing valid title to Seller's Membership Interests free and clear of any Lien and any such limitation or restriction (other than those restrictions set forth in the Operating Agreement).

        Section 3.06.    Litigation.    There is no action, suit, investigation or proceeding (or any basis therefor) pending against, or to the knowledge of Seller, threatened against or affecting the Seller before any arbitrator or any governmental authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

        Section 3.07.    Registration Statement.    None of the information provided in writing by Seller for inclusion in the Registration Statement or any amendment or supplement thereto, at the time the Registration Statement or any amendment or supplement becomes effective and at the time of the Seller Stockholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made, not misleading; provided that no such representation is made by Seller with respect to statements made in the Registration Statement based upon information supplied by Buyer specifically for inclusion or incorporation by reference therein.

        Section 3.08.    Finders' Fees.    There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer represents and warrants to Seller as of the date hereof and as of the date of the Closing:

        Section 4.01.    Corporate Existence and Power.    The Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

        Section 4.02 Corporate Authorization.    The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes a valid and binding agreement of Buyer.

        Section 4.03.    Governmental Authorization.    The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental authority.

        Section 4.04.    Litigation.    There is no action, suit, investigation or proceeding (or any basis therefor) pending against, or to the knowledge of Buyer, threatened against or affecting the Buyer before any arbitrator or any governmental authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay, or which may void the transactions contemplated by this Agreement.

        Section 4.05.    Registration Statement.    The Registration Statement and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective and at the time of the Seller Stockholder Meeting, the Registration Statement, as

amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The representations and warranties contained in this Section 4.05 will not apply to statements or omissions in the Registration Statement or any amendment or supplement thereto based upon information furnished to Buyer by the Buyer in writing specifically for use therein.

        Section 4.06.    Legality of Shares To Be Issued.    The shares of Buyer Stock to be delivered pursuant to this Agreement, when delivered, will have been duly authorized and validly issued and registered by the Buyer under the Registration Statement and will be fully paid and nonassessable. The shares will not be subject to any stop transfer instructions with a transfer agent.

        Section 4.07.    Finders' Fees.    There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 5
COVENANTS

        Section 5.01.    Confidentiality.    After the closing, Seller and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Company, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Seller, (iii) in the public domain through no fault of Seller or its Affiliates or (ii) later lawfully acquired by Seller from sources other than those related to its prior ownership of the Company. The obligation of Seller and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

        Section 5.02. Public Announcements.    Seller agrees to consult with the Buyer before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby.

        Section 5.03.    Stockholder Meeting.    Seller shall use reasonable best efforts to cause the Seller Stockholder Meeting to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Transaction. The Board of Directors of the Seller shall recommend approval and adoption of this Agreement and the Transaction by the Seller's stockholders. In connection with the receiving such approval, the Seller shall disclose all material facts to its stockholders.

        Section 5.04.    Registration Statement; NYSE Listing.    (a) Buyer shall prepare and file with the SEC under the 1933 Act the Registration Statement and shall use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable.

        (b)   Buyer shall use its reasonable best efforts to cause the shares of Buyer Stock to be issued at the Closing pursuant to this Agreement to be listed on the New York Stock Exchange, subject to official notice of issuance.

        Section 5.05.    Certain Filings.    Buyer and Seller shall cooperate with one another (i) in connection with the preparation of the Registration Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

Buyer will use its reasonable best efforts to keep the Registration Statement current in accordance with the rules and regulators of the SEC through the Closing.

ARTICLE 6
MISCELLANEOUS

        Section 6.01.    Survival.    The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the closing indefinitely or until the latest date permitted by law. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law.

        Section 6.02.    Reasonable Best Efforts; Further Assurances.    Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws to consummate the transactions contemplated by this Agreement. Seller and Buyer agree to cause the Company to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

        Section 6.03.    Notices.    All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and shall be given,

  if to Seller, to:

    Nebraska Energy Cooperative, Inc.
    PO Box 209
    Aurora, Nebraska 68818
    Attention: Kelly Grossnicklaus
    Facsimile No.: [Number]

  if to Buyer, to:

    Aventine Renewable Energy Holdings, Inc.
    120 North Parkway, P.O. Box 1800
    Pekin, Illinois 61555
    Attention: Lynn K. Landman, Esq.
    Facsimile No.: (309) 478-1537

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

        Section 6.04.    Amendments and Waivers.    (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

        (b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

        Section 6.05.    Expenses.    Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that all transfer fees, in an amount not to exceed $5,000 in the aggregate, imposed in connection with the transfer of shares of Buyer Stock pursuant to this Agreement shall be borne and paid by Buyer.

        Section 6.06.    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; except that Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) after the closing date, to any Person; provided that no such transfer or assignment shall relieve Buyer of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Buyer.

        Section 6.07.    Governing Law.    This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

        Section 6.08.    Jurisdiction.    The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6.03 shall be deemed effective service of process on such party.

        Section 6.09.    WAIVER OF JURY TRIAL.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        Section 6.10.    Counterparts; Effectiveness; Third Party Beneficiaries.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

        Section 6.11.    Entire Agreement.    This Agreement and the Operating Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

        Section 6.12.    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        Section 6.13.    Specific Performance.    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

AVENTINE RENEWABLE ENERGY HOLDINGS, INC.
By:	/s/ RONALD H. MILLER
	Name:	Ronald H. Miller
	Title:	President
NEBRASKA ENERGY COOPERATIVE, INC.
By:	/s/ RICHARD SCHAFFERT
	Name:	Richard Schaffert
	Title:	President

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CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
SUMMARY
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF AVENTINE
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE TRANSACTION
THE PURCHASE AGREEMENT
EXECUTIVE OFFICERS AND DIRECTORS OF AVENTINE
BUSINESS OF NELLC
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF AVENTINE
COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF AVENTINE AND COMMON STOCKHOLDERS OF NEC
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION STATEMENT AND BALLOT TO BE SENT TO NEC STOCKHOLDERS NOTICE OF SPECIAL MEETING OF THE STOCKHOLDERS OF NEBRASKA ENERGY COOPERATIVE, INC. 605 12th Street—P.O. Box 209 Aurora, Nebraska 68818
  August , 2008
NOTICE OF DISSENTER'S RIGHTS
DISSENTER'S RIGHTS STATUTORY PROVISIONS
BALLOT
QUESTIONS AND ANSWERS
THE SPECIAL MEETING
PLAN OF DISSOLUTION NEBRASKA ENERGY COOPERATIVE, INC.
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
  Annex A